As Filed with the Securities and Exchange Commission on June 16, 2006 File No.333-132119

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SB-2A/6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

IRISH MAG, INC.

(Name of small business issuer in its charter)

Florida	**2752**	**59-1944687**
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

646 First Avenue South

St. Petersburg, Florida 33701

(866) 821-9004

(Address and telephone number of principal
executive offices and principal place of
business)

John Maguire

646 First Avenue South

St. Petersburg, Florida 33701

(866) 821-9004

(Name, address and telephone number of
agent for service)

Copies to:

Diane J. Harrison, Esq.

6860 Gulfport Blvd. South No. 162, S. Pasadena, FL 33707

Telephone/Facsimile: 941-761-3104

Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

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If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement for the same offering.[ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

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The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount To Be Registered (1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, par value $0.01 (2)	1,000,000	$1.00	$1,000,000.00	$107.00
Common Stock par value $0.01 (3)	1,350,000	$1.00	$1,350,000.00	$144.45
Total	2,350,000	$1.00	$2,350,000.00	$251.45

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2) Maximum 1,000,000 shares of common stock, with no minimum, relate to the Primary Offering by Irish Mag, Inc. on a "self-underwritten" basis.

(3) 1,350,000 shares of common stock relate to the Resale Offering by thirty-seven (37) selling security holders. This includes 885,000 shares beneficially owned by our current officers, directors and affiliated persons.

The information in this prospectus is not complete and may be changed. The securities offered by this prospectus may not be sold until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is neither an offer to sell these securities nor a solicitation of an offer to buy these securities in any state where an offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Dated June 16~~As Filed with the Securities and Exchange Commission on June 12, 2006 File No.333-132119~~

~~UNITED STATES~~

~~SECURITIES AND EXCHANGE COMMISSION~~

~~Washington, D.C. 20549~~

~~FORM SB-2A/5~~

~~REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933~~

~~IRISH MAG, INC.~~

~~(Name of small business issuer in its charter)~~

~~Florida~~

~~2752~~

~~59-1944687~~

~~(State or jurisdiction of incorporation or organization)~~

~~(Primary Standard Industrial Classification Code Number)~~

~~(I.R.S. Employer Identification No.)~~

-

~~646 First Avenue South~~

~~St. Petersburg, Florida 33701~~

~~(866) 821-9004~~

~~(Address and telephone number of principal executive offices and principal place of business)~~

~~John Maguire~~

~~646 First Avenue South~~

~~St. Petersburg, Florida 33701~~

~~(866) 821-9004~~

~~(Name, address and telephone number of agent for service)~~

~~Copies to:~~

-

Diane J. Harrison, Esq.

-

6860 Gulfport Blvd. South No. 162, S. Pasadena, FL 33707

Telephone/Facsimile: 941-761-3104

Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to

delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount To Be Registered (1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, par value $0.01 (2)	1,000,000	$1.00	$1,000,000.00	$107.00
Common Stock par value $0.01 (3)	1,350,000	$1.00	$1,350,000.00	$144.45
Total	2,350,000	$1.00	$2,350,000.00	$251.45

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2) Maximum 1,000,000 shares of common stock, with no minimum, relate to the Primary Offering by Irish

Mag, Inc. on a "self-underwritten" basis.

(3) 1,350,000 shares of common stock relate to the Resale Offering by thirty-seven (37) selling security holders. This includes 885,000 shares beneficially owned by our current officers, directors and affiliated persons.

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The information in this prospectus is not complete and may be changed. The securities offered by this prospectus may not be sold until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is neither an offer to sell these securities nor a solicitation of an offer to buy these securities in any state where an offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Dated June 12, 2006

, 2006

IRISH MAG, INC.

The Securities Being Offered by Irish Mag, Inc. Are Shares of Common Stock

Shares offered by Irish Mag, Inc.:   No Minimum - 1,000,000 Maximum

Shares offered by Security Holders: No Minimum - 1,350,000 Maximum

This prospectus relates to 2,350,000 shares of our common stock, 1,000,000 shares of which are offered for sale in the Primary Offering and 1,350,000 shares of which are owned as of February 15, 2006 and being offered in the Resale Offering, by the security holders named in this prospectus under the caption "Selling Security Holders." The selling security holders may use the services of participating brokers/dealers licensed by the National Association of Securities Dealers, Inc., each of which will receive a commission from the shares offered and sold by such participating broker/dealer. Affiliated selling security holders will sell their shares at the fixed price of $1.00 per share for the duration of this offering and non-affiliated selling security holders will sell at $1.00 until we are quoted on the OTCBB or listed on a securities exchange. Our selling security holders are underwriters as defined in the Securities Act of 1933.

Up to 1,000,000 shares of our common stock are being sold by us at $1.00 per share, on a self-underwritten basis, with no minimum. Should we change the offering price of our stock, we will file an amendment to this registration statement reflecting our new offering price. This prospectus relates to an offering of 1,000,000 shares of common stock of Irish Mag, Inc. Our 1,000,000 shares shall be offered for sale for a period of 120 days and we may or may not extend the offering for up to an additional 90 days. The sale of shares of our common stock, which will be offered and sold by us, will be made on a "self-underwritten," "best-efforts" basis by using our officers and directors. There is no minimum investment requirement and funds received by us from this offering will not be placed into an escrow account.

Our offering will commence on the date of this prospectus and will continue until the earlier of _____, 2006, the date on which all of the shares offered are sold, or when we otherwise terminate the offering. All shares offered in the primary and resale offerings will terminate on the same date.

Our common stock is not currently listed or quoted on any quotation medium and involves a high degree of risk. You should read the "RISK FACTORS" section beginning on page 2 before you decide to purchase any of our common stock.

Neither the Securities and Exchange Commission nor any state commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.

	Per Share	Total
Price to Public, Primary Offering	$1.00	$1,000,000.00
Price to Public, Resale Offering	$1.00	$1,350,000.00
Underwriting Discounts and Commissions, Primary and Resale	-0-	-0-
Proceeds to Irish Mag, Inc.	$1.00	$1,000,000.00

The date of this prospectus is _____, 2006

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TABLE OF CONTENTS

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6

PART II

82

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PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information regarding Irish Mag, Inc. ("Us," "We," "Our," "IMI," the "Company," or "the Corporation") and our financial statements and the related notes appearing elsewhere in this prospectus.

The Corporation

Our Business:	We currently provide consulting services in the offset printing industry targeting individual retail consumers as well as small to mid-size companies. We developed and executed our business plan for twenty-five (25) years and operated as a commercial printer. For the last three (3) years we have researched a change in our business from a brick and mortar printing facility to more reliance

on the use of the Internet and outside sales representatives to gain business. We will subcontract our work to reduce the heavy cost of capital investment in equipment and facilities. By utilizing sales representatives and the Internet we believe we can increase our profit margins while reducing capital investment and operational expenses. We will continue to market to our niche of real estate builders and developers. We currently rent space in a large commercial building located on a main thoroughfare in downtown St. Petersburg, Florida. We have one large office rented on a month to month basis. The building is well maintained and our office is easily located by any local clients.

Our State of Organization:	We were incorporated in Florida on September 19, 1979, as Mark Thomas Publishing Inc. Our name was changed to Irish Mag, Inc., on April 29, 2003. Our principal executive offices are located at 646 1st Avenue North, St. Petersburg, Florida 33701. Our phone number is (866) 821-9004.

The Offering

Number of Shares Being Offered:	We are offering 1,000,000 shares of our common stock at $1.00 per share. The selling security holders want to sell up to 1,350,000 shares of common stock at $1.00 per share. Issuance of these shares to the selling security holders was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended. Affiliated selling security holders will sell their shares at the fixed price of $1.00 per share for the duration of this offering. Non-affiliated selling security holders will sell at $1.00 until we are quoted on the OTCBB or listed on a securities exchange. Selling shareholders are underwriters under the Securities Act of 1933.
Number of Shares Outstanding After the Offering:	1,350,000 shares of our common stock are issued and outstanding. We have no other securities issued. If we sell all of the 1,000,000 additional shares we are registering, we will have 2,350,000 shares of our common stock issued and outstanding after the offering.

Selected Financial Data

As of March 31, 2006 (Unaudited)

Balance Sheet

Total Assets	$ 44,332.78
Total Liabilities	$ 16,042.92

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Stockholders Equity	$ 28,289.86

Statement of Operations

Revenue	$ 7,300.00
Total Expense	$ 13,733.28

Net Income (Loss)   ($ 6,433.28)

                                             As of December 31, 2005 (Audited)

Balance Sheet

Total Assets $ 54,994.53

Total Liabilities $ 22,063.76

Stockholders Equity $ 32,930.77

Statement of Operations

Revenue $ 93,966.67

Total Expense $ 47,700.93

Net Income $46,265.74

RISK FACTORS

Before you invest in our common stock, you should be aware that there are risks, as described below. You should carefully consider these risk factors together with all of the other information included in this prospectus before you decide to purchase shares of our common stock. Any of the following risks could adversely affect our business, financial condition and results of operations. We have incurred substantial losses from inception while realizing limited revenues and we may never generate substantial revenues or be profitable in the future.

Risks Related To the Company

(1) Our Failure to Raise Additional Capital Will Significantly Limit Our Ability to Conduct Our Planned Change in Operations.

We must raise additional capital to expand operations. Our current working capital of $34,998.94 will be sufficient to sustain our current operations for at least twelve months. Currently we are utilizing $3,500-$4,000 per month for our cash. The President of our company, John Maguire provides any funds necessary to fulfill our needs in the event additional capital is needed and will continue to do so until adequate funding is obtained. While our current method of operations follows a sound capital financing program, there is the risk that we may not be able to increase revenue and income due to an inability to generate clients or should we have a higher cost of operations due to the change from a brick and mortar printer to a primary contractor subcontracting our work. Without raising additional capital we may not be able to implement our planned change in operations.

(2) We May Not Be Able to Fully Implement Our Business Plan Due to Our Lack of Operational Experience in Subcontracting Our Work.

On December 31, 2003, we completed twenty-five years of operations. While we were successful as an operational brick and mortar offset printer, we lack experience in the use of subcontracting out our printing needs. We are unsure whether we will successfully obtain a significant market share utilizing subcontracting of our work as the primary method of operation.

(3) We Have Generated Profits Since Changing Our Method of Operations But We May Never Generate Substantial Revenues or Be Profitable in the Future.

Since we ceased operations as a "brick and mortar" business, beginning with the year 2004, we have generated profits while we developed our plan to change our method of operations. We do not know if our new method of operations will generate substantial revenues or be profitable in the future.

(4) We Are Dependent on a Key Person with No Assurance That He Will Remain with Us: Losing such a Key Person Could Mean Losing Revenue.

Our success will depend to a great extent on retaining the continued services of our President/Director, John Maguire. Mr. Maguire may not remain with the corporation due to the lack of an employment contract. If we lose our key person, our business may suffer. We depend substantially on the continued services and performance of Mr. Maguire to generate profits and investors will be at risk to lose some or all of their investment in the event Mr. Maguire leaves our company.

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(5) Our Competitors Have Greater Financial, Marketing and Distribution Resources than We Do and If We Are Unable to Compete Effectively with Our Competitors, We Will Not Be Able to Increase Revenues or Generate Profits.

The market for offset printing services is intensely competitive. While we have extensive experience in operating a brick and mortar facility, we have limited operating history subcontracting these same services. Our minimal experience to date has showed the difficulty of penetrating the Tampa Bay area for market share. Our ability to increase revenues and generate profits is directly related to our ability to compete with our competitors. We face competition from competing companies in this same market that have financial, marketing, and distribution resources, possibly more than we have. These greater resources could permit our competitors to implement extensive advertising and promotional programs, which we may not be able to match. There is a high risk that we will not be able to compete successfully in the future.

(6) We Are Currently Dependent on One Major Customer For Most of Our Revenue.

Since our change from a brick and mortar printing facility to subcontracting, we have had to rely on one customer to provide the majority of our revenue. Work for this customer is subcontracted for printing when necessary. Investors would be at risk to lose all or part of their investment in the event we were to lose this client.

(7) There Are Relationships Within the Printing Industry That must Be Maintained, and Any Interruption in These Relationships Could Have a Significant Effect on Our Ability to Compete Effectively.

Our president, John Maguire, has operated our company since inception. His contacts in the printing industry are critical to our future success; we are targeting the same business segment of the market as we did previously but on the basis of a new method of operations. We are reliant upon his contacts as a source of future clients. Should he fail to maintain these relationships or if there is any disruption in these critical business relationships, we would have difficulty generating new contacts and thereby, difficulty competing effectively. It is his strong personal relationships with customers that must be maintained or the risk of loss of business is great.

Risks Related To This Offering

(8) There Is No Public Market for Our Shares, and There Is No Assurance That One Will Develop Due to the Limited Demand for Stocks In the Business Services We Offer.

Purchasers of these shares are at risk of no liquidity for their investment. Prior to this offering, there has been no established trading market for our securities, and we do not know that a regular trading market for the securities will develop after completion of this offering. We will be offering shares for sale in a company that has very limited offering of printing services. Due to the limited printing services we offer, we anticipate that demand for our shares will not be very high. If a trading market does develop for the securities offered hereby, we do not know if it will be sustained. We plan to list the common stock for trading on the over-the-counter ("OTC") Electronic Bulletin Board. Such application will be filed with the National Association of Securities Dealers ("NASD"). We do not know if such listing will be obtained or if an established market for our common stock will be developed.

(9) Since We Are Selling up to 1,000,000 Shares of Our Common Stock on a Self-underwritten Basis, Purchasers, If Any, Will Not Have the Benefit of an Underwriter Selling Our Shares.

We are selling up to a maximum of 1,000,000 shares of our common stock on a self-underwritten basis. We are less likely to sell the shares we are offering on a self-underwritten basis than if we were selling the shares through an underwriter. By selling our stock on a self-underwritten basis, we will not be able to utilize the services of an underwriter to offer or sell our securities for us. We will undertake on our own to market and sell the securities to the public. We have not set a minimum with respect to the amount of our securities that we intend to sell. Even if a purchaser buys shares of our common stock, we may not be able to sell any other additional shares proposed for sale pursuant to this offering. This may cause our stockholders to lose all or a substantial portion of their investment.

(10) Because it May Be Difficult to Effect a Change in Control of Irish Mag, Inc. Without Current Management Consent, Management May Be Entrenched Even Though Stockholders May Believe Other Management May Be Better and a Potential Suitor Who May Be Willing to Pay a Premium to Acquire Us May Not Attempt to Do So.

John Maguire, President and Director, currently holds approximately 55.56% of our outstanding voting stock. In addition, there is approximately another 10% of shares owned by relatives of Mr. Maguire. If only a minimal quantity of our stock is sold during this offering and if Mr. Maguire and his relatives choose to keep all of their stock (that is, they sell none of their stock during this offering), Mr. Maguire and his family could retain their status as controlling security holders. Such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of us and entrenching current management even though stockholders may believe other management may be better. Potential suitors who otherwise might be willing to pay a premium to acquire us may decide not to acquire us because it may be difficult to effect a change in control of us without current management's consent. Mr. Maguire has the ability to control the outcome on all matters requiring stockholder approval, including the election and removal of directors; any merger, consolidation or sale of all or substantially all of our assets; and the ability to control our management and affairs.

(11) The Possible Sales of Shares of Common Stock by Our Selling Security Holders May Have a Significant Adverse Effect on the Market Price of Our Common Stock Should a Market Develop.

The 1,350,000 shares of common stock owned by the selling security holders will be registered with the U.S. Securities Exchange Commission. The security holders may sell some or all of their shares immediately after they are registered. In the event that the security holders sell some or all of their shares, the price of our common stock could decrease significantly.

Our ability to raise additional capital through the sale of our stock may be harmed by these competing re-sales of our common stock by the selling security holders. Potential investors may not be interested in purchasing shares of our common stock if the selling security holders are selling their shares of common stock. The selling of stock by the security holders could be interpreted by potential investors as a lack of confidence in us and our ability to develop a stable market for our stock. The price of our common stock could fall if the selling security holders sell substantial amounts of our common stock. These sales may make it more difficult for us to sell equity or equity-related securities in this offering or in the future at a time and price that we deem appropriate because the selling security holders may offer to sell their shares of common stock to potential investors for less than we do.

(12) Our Lack of Business Diversification Could Result in the Devaluation of Our Stock if our Revenues From Our Primary Products Decrease.

We expect our business to solely consist of retail and commercial printing sales. We do not have any other lines of business or other sources of revenue if we are unable to compete effectively in the marketplace. While our lack of diversification has not hurt our profitability in the past, our change in our method of operations may impact our lack of diversity. This lack of business diversification could cause you to lose all or some of your investment if we are unable to generate revenues since we do not expect to have any other lines of business or alternative revenue sources.

(13) Changes in the Prices of Subcontracting Can Be Volatile and These Changes Will Significantly Impact Our Financial Performance and the Value of Your Investment.

Our results of operations and financial condition will be significantly affected by the cost and supply of subcontracted printing services. Changes in the price and supply of inks and paper are subject to and determined by market forces over which we have no control. Generally, higher ink and paper prices will produce lower profit margins. This is especially true if market conditions do not allow us to pass through increased ink and paper costs to our customers. There is no assurance that we will be able to pass through such costs through higher prices. If we experience a sustained period of high ink and paper prices, such pricing may reduce our ability to generate revenues and our profit margins may significantly decrease or be eliminated and you may lose some or all of your investment.

(14) There Has Been No Independent Valuation of the Stock, Which Means That the Stock May Be Worth less than the Purchase Price.

The per share purchase price has been determined by us without independent valuation of the shares. We established the offering price based on our estimate of capital and expense requirements, not based on perceived market value, book value, or other established criteria. We did not obtain an independent appraisal opinion on the valuation of the shares. The shares may have a value significantly less than the offering price and the shares may never obtain a value equal to or greater than the offering price.

(15) Investors May Never Receive Cash Distributions Which Could Result in an Investor Receiving Little or No Return on His or Her Investment.

Distributions are payable at the sole discretion of our board of directors. We do not know the amount of cash that we will generate, if any, once we have more productive operations. Cash distributions are not assured, and we may never be in a position to make distributions.

(16) The Penny Stock Rules Could Restrict the Ability of Broker-dealers to Sell Our Shares Having a Negative Effect on Our Offering.

The SEC has adopted penny stock regulations which apply to securities traded over-the- counter. These regulations generally define penny stock to be any equity security that has a market price of less than $5.00 per share or an equity security of an issuer with net tangible assets of less than $5,000,000 as indicated in audited financial statements, if the corporation has been in continuous operations for less than three years. Subject to certain limited exceptions, the rules for any transaction involving a penny stock require the delivery, prior to the transaction, of a risk disclosure document prepared by the SEC that contains certain information describing the nature and level of risk associated with investments in the penny stock market. The broker-dealer also

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must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Monthly account statements must be sent by the broker-dealer disclosing the estimated market value of each penny stock held in the account or indicating that the estimated market value cannot be determined because of the unavailability of firm quotes. In addition, the rules impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and institutional accredited investors (generally institutions with assets in excess of $5,000,000). These practices require that, prior to the purchase, the broker-dealer determined that transactions in penny stocks were suitable for the purchaser and obtained the purchaser's written consent to the transaction. If a market for our common stock does develop and our shares trade below $5.00 per share, it will be a penny stock. Consequently, the penny stock rules will likely restrict the ability of broker-dealers to sell our shares and will likely affect the ability of purchasers in the offering to sell our shares in the secondary market. Trading in our common stock will be subject to the "penny stock" rules. Due to the thinly traded market of these shares investors are at a much higher risk to lose all or part of their investment. Not only are these shares thinly traded but they are subject to higher fluctuations in price due to the instability of earnings of these smaller companies. As a result of the lack of a highly traded market in our shares investors are at risk of a lack of brokers who may be willing to trade in these shares.

A NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends," and similar expressions to identify these forward-looking statements. Prospective investors should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by Irish Mag, Inc. described in "Risk Factors" and elsewhere in this prospectus. For example, a few of the uncertainties that could affect the accuracy of forward-looking statements include:

(a) an abrupt economic change resulting in an unexpected downturn in demand;

(b) governmental restrictions or excessive taxes on our products;

(c) over-abundance of companies supplying printing products and services;

(d) economic resources to support the retail promotion of new products and services;

(e) expansion plans, access to potential clients, and advances in technology; and

(f) lack of working capital that could hinder the promotion and distribution of products and services to a broader based business and retail population.

USE OF PROCEEDS

There is no minimum amount of shares that must be sold during this offering. We do not know the specific amount that will be raised by this offering. All funds raised will go directly to our current bank account. We will bear the expenses of the registration of the shares. We will realize the proceeds from the sale of the registration of 1,000,000 shares to be sold on a self-underwritten basis at $1.00 per share. We estimate that the net proceeds from our sale of 1,000,000 shares of our common stock will be $1,000,000.

In the event we raise only a nominal amount from the sale of our securities, $250,000 or less, the purchasers of the shares will not have the option of the shares being purchased back to treasury. We will use the proceeds to pay for printing, for any legal and accounting costs that may exist, and to pay secured creditors if any there may be. Any remaining funds will be used towards implementation of our change in operations.

We expect to use all of the net proceeds for general corporate purposes, including the costs of this registration, electronic equipment purchases, personnel wages, and working capital. The amounts we actually expend for working capital and other purposes may vary and will depend on a number of factors including, but not limited to, the actual net proceeds received, the amount of our future revenues and other factors described under "Risk Factors." Accordingly, our management will retain broad discretion in the allocation of the net process. A portion of the net proceeds may also be used to purchase complimentary businesses assets or technologies. We have no current plans or agreements or commitments with respect to any of these transactions and we are not currently engaged in any negotiations with respect to any of these transactions. Management's allocation of proceeds may change in the event competing printing firms realize the true benefit to use of the Internet for work and our business expands rapidly. This would necessitate management allocating funds for rapid expansion versus a longer term approach. Quick expansion requires additional personnel, insurance, payroll taxes, and normal operating expenses that must be increased. In this scenario, less money would be spent on marketing. Conversely, if it takes more time than anticipated for printing firms to see the benefit of the Internet for work, more money would be spent on marketing and sales and less on personnel. Expansion of sales and marketing activities, strategic alliances or joint ventures, and corporate partnering arrangements will be considered as alternatives for management's discretion. Potential strategic alliances and joint ventures have been determined to be those in the printing services industry. Smaller companies that have been local printing operations would be ideally suited for a business relationship with us. Presently management is anticipating funds being used for the lease or purchase of desktop and laptop computers, software, copiers, a postage meter, cellular telephones for sales and management personnel; miscellaneous office supplies, furniture and equipment necessary to support the office; and employee wages. Table 1.0 shows anticipated use based on raising varying amounts of capital with Table 2.0 providing a further breakdown of the Working Capital expenditures.

Table 1.0 Capital Allocation

-Amount of Capital Raised	Offering Expenses (1)	Equipment Purchases	Office Space Improvement	Employee Wages (2)	Working Capital

$250,000	$41,100	$40,000	$15,000	$40,000	$13,900
$500,000	$41,100	$205,000	$15,000	$105,000	$133,900
$750,000	$41,100	$350,000	$15,000	$210,000	$133,900
$1,000,000	$41,100	$400,000	$15,000	$410,000	$133,900

(1) Offering expenses include the following: Registration Fee, Federal taxes, state taxes and fees, Printing and

Engraving Expenses, Accounting Fees and Expenses, Legal Fees and Expenses, and Transfer Agent's Fees and Expenses.

(2) Employee wages constitute a combination of salary, draw and commissions to be paid for sales made by the employee.

Table 2.0 Breakdown of Working Capital

Amount of Capital Raised	Working Capital	Allowance for Tax Deposits	Workers Compensation Insurance	Advertising and Marketing Expenses	Travel and Presentation Expenses
$250,000	$13,900	$4,000	$1,000	$7,000	$1,900
$500,000	$133,900	$18,000	$5,000	$65,000	$45,900
$750,000	$133,900	$18,000	$5,000	$65,000	$45,900
$1,000,000	$133,900	$18,000	$5,000	$65,000	$45,900

The above tables refer to the use of proceeds being used exclusively for our current operations in Florida and does not include any facility expansion plans.

Our use of proceeds varies dramatically due to several factors. At only $250,000 of capital raised, we will need minimal working capital. Deposits for employee wages, workers compensation insurance, advertising and marketing expenses as well as corporate travel for client presentations will be minimal. As we raise additional capital, expenditures in these categories expand. Specifically the cost of tax deposits for wages, workers compensation insurance and employee travel and presentation expenses rise for each additional employee we hire. We have specifically designated amounts to be used for employee wages, which can be a combination of a salary, draw or commissions versus sales. Due to the delay in the collection of receivables from customers we have allotted funds for employee wages to cover this shortage. Our expenses for advertising and marketing will rise as we begin to expand our service area from Tampa Bay area to a national basis. Management will make a determination of using an employee leasing company for any future employees that may be needed. Because we are targeting one specific area of printing, land developers/new home builders, we must have the ability to provide complete, professional presentations that will place us in competition with much larger firms that have the capital to make top-notch presentations. Management's discretion will be further used when determining whether to automate or hire personnel. Many of our functions such as sales, bookkeeping, and customer-order coordination activities require personnel to perform the functions. Management has kept its decision making in the use of working capital broad so it may exercise good judgment in applying management principles to the use of funds. Mr. Maguire will not be taking a salary from any of the proceeds raised in our primary offering. At such time when the company has generated a positive cash flow from our expanded operations the Board of Directors will determine what compensation will be awarded Mr. Maguire. Upon registration with the U.S. Securities Exchange Commission, 1,350,000 of our outstanding shares of common stock will be eligible for resale under the Securities Act. We

will not realize any proceeds from any actual resale of the shares of the selling shareholders that might occur in the future. The selling shareholders will receive all proceeds from their resale.

DETERMINATION OF OFFERING PRICE

The price of the shares we are offering was arbitrarily determined in order for us to raise capital. The offering price bears no relationship whatsoever to our assets or earnings. Among factors considered were:

(a) Our lack of operating history,

(b) The proceeds to be raised by the offering,

(c) The amount of capital to be contributed by purchasers in this offering in proportion to the amount of stock to be retained by our existing shareholders,

(d) Our relative cash requirements, and

(e) Our management expertise.

DILUTION

The issuance of further shares and the eligibility of further issued shares for resale will dilute our common stock and may lower the price of our common stock. If you invest in our common stock, your interest will be diluted to the extent of the difference between the price per share you pay for the common stock and the pro forma as adjusted net tangible book value per share of our common stock at the time of sale. We calculate net tangible book value per share by calculating the total assets less intangible assets and total liabilities, and dividing it by the number of outstanding shares of common stock.

The net tangible book value of our common stock as of December 31, 2005, was $33,280.77 or approximately $0.~~25~~0247 per share. (See Table 3.0, notes (2) and (3) below.) After giving effect to the sale of 1,000,000 shares of our common stock at a price of $1.00 per share, net tangible book value as adjusted would be $1,033,280.77 or $0.44 per share. The result would be an immediate increase in net tangible book value per share of $0.~~19~~42 to existing stockholders and an immediate decrease to new investors of $0.56 per share. "Dilution" is determined by subtracting net tangible book value per share after the offering from the offering price to investors. The following table shows dilution per share based on raising varying amounts of capital from the offering. For our company there would be no dilution to new shareholders, only an immediate increase in the value per share as shown in table 3.0:

Table 3.0 Dilution Per Share

-**Amount of Shares Sold**	**Dollar Amount Raised (1)**	**Decrease Per Share For New Shareholders (2)**	**Increase Per Share For Existing Shareholders**
250,000	$ 250,000	$ 0.82~~3~~29	~~(~~$ 0.~~07)~~15
500,000	$ 500,000	$ 0.71~~2~~17	$ 0.~~04~~26
750,000	$ 750,000	$ 0.6270	$ 0.~~12~~35

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1,000,000	$ 1,000,000	$ 0.5603	$ 0.~~19~~42

(1) Assumes that the securities were sold at the offering price of $1.00 per share.

(2) Our numbers reflect a change in the par value of our stock from $10.00 per share to $0.01 par value as stated in our Amended and Restated Articles of Incorporation recorded on January 31, 2006. The Board of Directors then authorized a forward stock split of 15:1 thereby increasing our outstanding shares to 1,350,000.

(3) All of the figures presented in table 3.0 above and table 4.0 below have given retroactive effect to the stock split that occurred on February 15, 2006.

The following table provides information on the amount paid per share for existing shareholders and the percentages of stock held and the percentage they will hold in the event this entire offering is sold.

Table 4.0 Dilution Comparison of Current Versus New Shareholders

-Amount of Securities Sold	Price Paid By Current Shareholders	Percent of Consideration Paid By Current Shareholders	Percent of Securities They Will Own After This Offering	Percent of Consideration Paid By New Shareholders	Percent of Securities Owned By New Shareholders (1)
$ 250,000	$10.00	0.0036%	84.38%	99.9964%	15.62%
$ 500,000	$10.00	0.0018%	72.97%	99.9982%	27.03%
$ 750,000	$10.00	0.0012%	64.29%	99.9988%	35.71%
$1,000,000	$10.00	0.0009%	57.45%	99.9991%	42.55%

(1) See Table 3.0, footnote (2).

In the future, we may issue additional shares, options and warrants and we may grant stock options to our officers, employees, directors, and consultants under a stock option plan, all of which may further dilute our net tangible book value.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is not quoted or traded on any quotation medium at this time. We intend to apply to have our common stock included for quotation on the NASD OTC Bulletin Board. There can be no assurance that an active trading market for our stock will develop. If our stock is included for quotation on the NASD OTC Bulletin Board, price quotations will reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Should a market develop for our shares, the trading price of the common stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as actual or

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anticipated variations in quarterly operating results, announcements of technological innovations, new sales formats, or new services by us or our competitors, changes in financial estimates by securities analysts, conditions or trends in Internet or traditional retail markets, changes in the market valuations of other equipment and furniture leasing service providers or accounting related business services, announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, capital commitments, additions or departures of key personnel, sales of common stock and other events or factors, many of which are beyond our control. In addition, the stock market in general, and the market for business services in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may materially adversely affect the market price of the common stock, regardless of our operating performance. Consequently, future announcements concerning us or our competitors, litigation, or public concerns as to the commercial value of one or more of our products or services may cause the market price of our common stock to fluctuate substantially for reasons which may be unrelated to

operating results. These fluctuations, as well as general economic, political and market conditions, may have a material adverse effect on the market price of our common stock.

At the present time we have no outstanding options or warrants to purchase securities convertible into common stock.

There are 1,350,000 shares of common stock that could be sold by the selling shareholders according to Rule 144 that we have agreed to register. A brief description of Rule 144 follows:

The common stock sold in this offering will be freely transferable without restrictions or further registration under the Securities Act, except for any shares purchased by an "affiliate." An "Affiliate" is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control of the issuer. The definition of an "Affiliate" is critical to the operation of Rule 144, promulgated under the Securities Act. Rule 144 provides for restrictions on the amount of securities that can be sold by an affiliate during a given period of time. In general, pursuant to Rule 144, a shareholder who has satisfied a one year holding period may, under certain circumstances, sell within any three month period a number of securities which does not exceed the great of 1% of the then outstanding shares of common stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale. Further, Rule 144 permits, under certain circumstances, the sale of securities, without any quantity limitation, by our shareholders who are not affiliates and who have satisfied a two-year holding period.

Cash dividends have not been paid during the last three (3) years. In the near future, we intend to retain any earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. The declaration and payment of cash dividends by us are subject to the discretion of our board of directors. Any future determination to pay cash dividends will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant at the time by the board of directors. We are not currently subject to any contractual arrangements that restrict our ability to pay cash dividends.

We have thirty-seven (37) stockholders of record of our common stock as of February 15, 2006. The CUSIP number for our common stock is 46271G 10 9.

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IMPACT OF THE "PENNY STOCK" RULES ON BUYING OR SELLING OUR COMMON

STOCK

The SEC has adopted penny stock regulations which apply to securities traded over-the- counter. These regulations generally define penny stock to be any equity security that has a market price of less than $5.00 per share or an equity security of an issuer with net tangible assets of less than $5,000,000 as indicated in audited financial statements, if the corporation has been in continuous operations for less than three years. Subject to certain limited exceptions, the rules for any transaction involving a penny stock require the delivery, prior to the transaction, of a risk disclosure document prepared by the SEC that contains certain information describing the nature and level of risk associated with investments in the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Monthly account statements must be sent by the broker-dealer disclosing the estimated market value of each penny stock held in the account or indicating that the estimated market value cannot be determined because of the unavailability of firm quotes. In addition, the rules impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and institutional accredited investors (generally institutions with assets in excess of $5,000,000). These practices require that, prior to the purchase, the broker-dealer determined that transactions in penny stocks were suitable for the purchaser and obtained the purchaser's written consent to the transaction. If a market for our common stock does develop and our shares trade below $5.00 per share, it will be a penny stock. Consequently, the penny stock rules will likely restrict the ability of broker-dealers to sell our shares and will likely affect the ability of purchasers in the offering to sell our shares in the secondary market.

Trading in our common stock will be subject to the "penny stock" rules.

SELLING SECURITY HOLDERS

This prospectus will also be used for the offering of shares of our common stock owned by selling security holders. The selling security holders may offer for sale up to 1,350,000 of the 1,350,000 shares of our common stock issued to them. Selling security holders and Affiliates may sell their shares at $1.00 per share during the duration of this offering. Non-affiliates may sell their shares at $1.00 until our securities become quoted on a securities exchange and thereafter at market prices or in negotiated private transactions. We will not receive any proceeds from such sales. The resale of the securities by the selling security holder is subject to the prospectus delivery and other requirements of the Securities Act. All selling security holders have been advised to notify any purchaser of their shares that none of the proceeds from the sale of their stock will go to the company. All expenses of this offering are being paid for by us on behalf of selling security holders. The following table sets forth information on our selling security shareholders.

Table 5.0 Selling Security Holders

-Name of security holder	Shares beneficially owned as of the date of this prospectus (1)	Percent owned as of the date of this prospectus	Maximum number of shares to be sold pursuant to this prospectus	Percent owned after primary offering is complete (2)	Position, office or other material relationship to the company within last three years
John Maguire	750,000	55.56%	750,000	31.91%	President, Director, Husband of Secretary Petie Parnell Maguire
Petie Parnell Maguire	75,000	5.56%	75,000	3.19%	Secretary, Director, Wife of President John Maguire
Pamela J. Thomas	15,000	1.11%	15,000	0.64%	Treasurer, Director
Cheryl Andrews	15,000	1.11%	15,000	0.64%	

Justin Boudreau	15,000	1.11%	15,000	0.64%	
Geri Brown	15,000	1.11%	15,000	0.64%	
Paul Carbone	15,000	1.11%	15,000	0.64%	
Cindy Carbone	15,000	1.11%	15,000	0.64%	
Brittany Connors	15,000	1.11%	15,000	0.64%	
Scott Dobbins	15,000	1.11%	15,000	0.64%	
Tara Dobbins	15,000	1.11%	15,000	0.64%	
Joseph Flad		15,000			1.11%
Mary Flad	15,000	1.11%	15,000	0.64%	
Tony Frese	15,000	1.11%	15,000	0.64%	

Barbara Frese	15,000	1.11%	15,000	0.64%
John Gray	15,000	1.11%	15,000	0.64%
Grayden Hai-Kelly	15,000	1.11%	15,000	0.64%
David Harding	15,000	1.11%	15,000	0.64%
Lynn Harding	15,000	1.11%	15,000	0.64%
John Hartley	15,000	1.11%	15,000	0.64%
Kate Hartley	15,000	1.11%	15,000	0.64%

Jarrett Leasure	15,000	1.11%	15,000	0.64%	
Rachel Maguire	15,000	1.11%	15,000	0.64%	Spouse of Vincent Maguire, President's son
Vincent Maguire, Sr.	15,000	1.11%	15,000	0.64%	President' son
Lacy K. Maguire	15,000	1.11%	15,000	0.64%	President's daughter
Riley Maguire	15,000	1.11%	15,000	0.64%	President's daughter
Suzi Maxim	15,000	1.11%	15,000	0.64%	
Vicky Payne	15,000	1.11%	15,000	0.64%	
John Plauche	15,000	1.11%	15,000	0.64%	
Jayne Plauche	15,000	1.11%	15,000	0.64%	

Tim Roney	15,000	1.11%	15,000	0.64%
Sandy Roney	15,000	1.11%	15,000	0.64%
Kenneth Stevens	15,000	1.11%	15,000	0.64%
Christiane Stevens	15,000	1.11%	15,000	0.64%
David Williams	15,000	1.11%	15,000	0.64%
Leslie Williams	15,000	1.11%	15,000	0.64%
Summer Hai-Kelly	15,000	1.11%	15,000	0.64%

(1) On January 31, 2006 the par value of the stock was changed from $10.00 to $0.01. As a result of this change a forward increase in the shares was executed for all the shareholders.

(2) The percentage held in the event we sell all of the 1,000,000 shares in the Primary Offering and the Selling Security Holders sell none of the 1,350,000 shares in the Resale Offering.

All of the shares offered by this prospectus may be offered for resale, from time to time, by the selling shareholders, pursuant to this prospectus, in one or more private or negotiated transactions, in open market transactions in the over-the-counter market, or otherwise, or by a combination of these methods, at fixed prices that may be changed, at negotiated prices, or otherwise. The selling shareholders may effect these transactions by selling their shares directly to one or more purchasers or to or through broker-dealers or agents. The compensation to a particular broker-dealer or agent may be in excess of customary commissions. Each of the selling shareholders are an "underwriter" within the meaning of the Securities Act in connection with each sale of shares. The selling shareholders will pay all commissions, transfer taxes and other expenses associated with their sales. In the event the selling security holders sell all of their

shares in the secondary offering they will own no shares in the company upon completion of the secondary offering.

PLAN OF DISTRIBUTION

Primary Offering

We are registering 1,000,000 shares of our common stock, which will be offered and sold on a "self-underwritten" basis by us, using our officers, directors, or, at our discretion, by participating broker/dealers licensed by the National Association of Securities Dealers, Inc. We have executed no agreements with any broker-dealers with the respect to the offering of these shares as of the date of this prospectus. In the event we enter into any such agreement with a broker-dealer, we will file a post-effective amendment to disclose any such arrangement. Additionally, the broker-dealer must obtain a no objection position on the terms of the underwriting compensation from the NASD (National Association of Securities Dealers, Inc.) corporate finance department prior to any participation by the broker-dealer. There is no minimum investment requirement and funds received by us from this offering will not be placed into an escrow account. Our common stock is not currently listed on or traded in any national quotation medium. The offering price of $1.00 per share is based upon the decision of the current management team. We reserve the right to reject any subscription in whole or in part, for any reason or for no reason.

Our stock will be sold by John Maguire, President/Director, on a self-underwritten basis. The Securities Act of 1933 defines an underwriter as any person who has purchased from an issuer with a view to, or who offers or sells for an issuer in connection with the distribution of any security, we therefore are disclosing him as an underwriter.

The 1934 Securities and Exchange Act Rule 3a4-1 provides that if an associated person of an issuer meets the following conditions he is not deemed to be a broker:

• An associated person of an issuer of securities shall not be deemed to be a broker solely by reason of his participation in the sale of the securities of such issuer if the associated person:

 • Is not subject to a statutory disqualification, as that term is defined in section 3(a)(39) of the Act, at the time of his participation; and

 • Is not compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

 • Is not at the time of his participation an associated person of a broker or dealer; and

 • The associated person restricts his participation to transactions involving offers and sales of securities.

We believe Mr. Maguire is an associated person of our company (an issuer) that is not deemed to be a broker. Mr. Maguire will restrict his participation to any one or more of the following activities and is thus not deemed to be a broker:

He will prepare written communication or delivering such communication through the mails or other means that does not involve oral solicitation by the associated person of a potential purchaser; Provided, however, that the content of such communication is approved by a partner, officer or director of the issuer;

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 • He will respond to inquiries of a potential purchaser in a communication initiated by the potential purchaser: Provided, however, that the content of such responses are limited to information contained in a registration statement filed under the Securities Act of 1933 or other offering document; or

- He will perform ministerial and clerical work involved in effecting any transaction.

When our Registration Statement is effective, we plan to distribute our prospectus to individuals who have inquired about our company and the availability of shares. As a result of his twenty-eight years of operations from St. Petersburg, Florida, Mr. Maguire has had many inquiries regarding his registration and sale of stock from persons who have done business with him over the course of the twenty-eight years. Many of these individuals knew of the plan of the Company to file a registration statement and many have contacted the Company after an article was written it the Tampa Bay Times, a business magazine, about the Company and its filing. We believe that it will not be necessary for us to use any means other than responses to inquiries that have been made to the Company. Other than the registration statement we have prepared no additional materials to be given to potential purchasers of our stock.

Shares will be sold on a no minimum basis with the 1,000,000 shares offered in the primary offering being the maximum number of shares to be sold. There can be no assurance that we will sell any or all of the offered shares.

Upon the sale of shares to purchasers all funds will be deposited directly in the Company bank account. Since we have no minimum requirements prior to our receiving funds from the sale of stock, investor funds will not be returned under any circumstances. All stock sales are considered to be final at the time of payment and issuance of a share certificate.

Resale Offering

Our affiliated selling security holders, or their pledgees, donees, transferees, or any of their successors in interest selling shares received from the selling security holders as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling security holders), may sell their shares of common stock from time to time at the fixed price of $1.00 per share during this offering and non-affiliated selling security holders, or their pledgees, donees, transferees, or any of their successors in interest selling shares received from the selling security holders as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling security holders), may sell their shares of common stock from time to time at the fixed price of $1.00 per share or until our securities are quoted on the OTCBB or securities exchange and thereafter at prevailing market prices or privately negotiated prices or on any stock exchange or automated inter-dealer quotation system on which our common stock may be listed or otherwise at fixed prices that may be changed, at market prices prevailing at the time of sale, or at prices otherwise negotiated. In a post-effective amendment to this registration we will disclose pledgees, donees and other transferees of the selling security holders, if any, as selling security holders. The selling security holders may sell their shares of common stock by one or more of the following methods, without limitation:

(a) block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

(b) purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

(c) ordinary brokerage transactions and transactions in which the broker solicits purchases;

(d) privately negotiated transactions;

(e) short sales;

(f) through the distribution of the shares by the selling security holder to its partners, members or stockholders;

(g) one or more underwritten offerings on a firm commitment or self-underwritten basis; and

(h) any combination of any of these methods of sale.

Each selling security holder has been advised that they must notify any potential purchaser of their shares that the shares are not part of the primary offering by the company and that their sale would provide no proceeds to the company.

In the event any of our selling security holders agree to sell their shares to a broker-dealer as a principal and the broker-dealer acts as an underwriter, we will file a post-effective amendment to our registration statement disclosing the name of the broker-dealer, providing information on the plan of distribution, and reflecting any other necessary changes. Any broker-dealer that will be involved must seek and obtain clearance of the underwriting compensation and arrangements from the NASD (National Association of Securities Dealers) Corporate Finance Department prior to the sale of any securities by the broker-dealer.

The selling security holders may also transfer their shares by gift.

We do not know of any arrangements by the selling security holders for the sale of any of their shares. The selling security holders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the shares. These brokers, dealers or underwriters may act as principals, or as an agent of the selling security holders. Broker-dealers may agree with the selling security holders to sell a specified number of the shares at a stipulated price per share. If a broker-dealer is unable to sell shares acting as agent for the selling security holders, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers that acquire shares as principals may thereafter resell the shares from time to time in transactions on any stock exchange or automated interdealer quotation system on which the shares are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

The selling security holders may also sell their shares in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus, regardless of whether the shares are covered by this prospectus. From time to time, the selling security holders may pledge, hypothecate, or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties, or persons to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling security holders. The number of selling security holders' shares offered under this prospectus will decrease as and when they take such action. The plan of distribution for the selling security holders' shares will otherwise remain unchanged. In addition, a selling security holder may, from time to time, sell the shares short,

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and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.The selling security holders and any broker-dealers participating in the distributions of the shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any profit on the sale of shares by the selling security holders and any commissions or discounts given to any such broker-dealer may be deemed to be underwriting commissions or discounts.

There can be no assurance that the selling security holders will sell any or all of the offered shares.

Under the Securities Exchange Act of 1934 and the regulations thereunder, any person engaged in a distribution of the shares of our common stock offered by this prospectus may not simultaneously engage in market making activities with respect to our common stock during the applicable "cooling off" periods prior to the commencement of such distribution. Also, the selling security holders are subject to applicable provisions that limit the timing of purchases and sales of our common stock by the selling security holders.

We have informed the selling security holders that, during such time as they may be engaged in a distribution of any of the shares we are registering with the U.S. Securities Exchange Commission, they are required to comply with Regulation M. In general, Regulation M precludes the selling security holders, any affiliated purchasers, and any broker-dealer or other person who participates in a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. Regulation M defines a "distribution" as an offering of securities that is distinguished from ordinary trading activities by the magnitude of the offering and the presence of special selling efforts and selling methods. Regulation M also defines a "distribution participant" as an underwriter, prospective underwriter, broker, dealer, or other person who has agreed to participate or who is participating in a distribution.

Regulation M prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security, except as specifically permitted by Rule 104 of Regulation M. These stabilizing transactions may cause the price of our common stock to be more than it would otherwise be in the absence of these transactions. We have informed the selling security holders that stabilizing transactions permitted by Regulation M allow bids to purchase our common stock if the stabilizing bids do not exceed a specified maximum. Regulation M specifically prohibits stabilizing that is the result of fraudulent, manipulative, or deceptive practices. The selling security holders and distribution participants are required to consult with their own legal counsel to ensure compliance with Regulation M.

DESCRIPTION OF BUSINESS

Business Development

We were incorporated as Mark Thomas Publishing Inc. on September 19, 1979, under the laws of the State of Florida. On October 22, 1985 our name was changed to Maguire Printing & Design, Inc., to more accurately reflect the inclusion of additional services we offered as well as to take advantage of the goodwill from the name of our President, John Maguire. Later, on April 29, 2003 our name was amended to Irish Mag, Inc. We amended our Articles of Incorporation on January 31, 2006 changing the par value of our stock and the total authorized capital stock. Since inception, we have engaged in providing offset printing and have expanded into other services as

our business developed. We were a brick and mortar company that had a full printing shop with four-color presses and a staff of up to twenty-six (26) employees at our peak. While we provided high-end promotional material to real estate developers all over the country, we still considered ourselves to be a "local" printer with full four color capability.

Currently, we offer professional consulting in offset printing services as well design, layout and consultation services for commercial clients. In 2003 we sold our printing equipment and became a consultant in the printing industry specifically to real estate developers. All of the work we presently provide that requires actual printing of promotional material we subcontract. We do not use any one specific printer. We try to use the company that provides us the best bid at the time that we need the work done. Our objective is to concentrate our efforts on targeting this same market that we have for twenty-six years, real estate developers, and subcontract the actual work to avoid the necessity for a full printing facility with equipment and a full staff of employees.

Our Business

(1) Principal Products or Services and Their Markets

We provide individuals and commercial clients with professional consulting of offset printing services. The printing services we provide include:

(a) Black & White

(b) Two or Four Color

(c) Full Color

(d) Design Services

(e) Layout Services

(f) Consulting Services for Magazines and Periodicals

(g) Business Cards through Magazine Publications.

Our offset printing for commercial customers represents approximately 78% of our business while all retail services represent approximately 22% of our business.

Our printing services concentrated in the short-run specialty four (4) color niche market. Thermography (raised lettering) was available for our retail customers.

(2) Distribution Methods of the Services

The primary delivery of products and services was through land based delivery and/or mail from our home office location in St. Petersburg, Florida. With the implementation of our newly developed business plan we will hire five (5) sales representatives to cover the State of Florida. Each rep will cover a geographical area extending from their home city. We have targeted January 2007 to hire sales reps for the following initial cities from which our reps will work.

(a) Miami/Ft. Lauderdale

(b) Tampa

(c) Orlando

(d) Jacksonville

(e) Pensacola

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Our sales reps will be responsible for business development in their specific area. They will target the individual retail market as well as the commercial segment. We will supply the reps with laptop computers and the appropriate software to down/upload data and information throughout the business day. Orders will come in to the central office and will be sent to the appropriate subcontractor for completion. The completed work product will be drop-shipped direct to the customer using land-based services.

We anticipate that we will not provide services to out-of-state clients until, and unless, we have completed our website to obtain business in out of state areas. We will expand to large metropolitan markets such as Atlanta, New Orleans and St. Louis within six months of completion of our Florida coverage. While we expand to these cities we will study the demographics of other major areas to determine the markets most suited to our operations and target markets.

(3) Status of Any Publicly Announced New Product or Service.

We have not developed any new or unique products or services that would make us stand above our competition. Our product offerings have been typical middle of the road services to retail customers and high end quality commercial printing for builders and developers. We have chosen to refine the services that fall within our capability. While the Internet has provided a new tool for advertising and customer interface, there has been no significant change in services we provide. We will be utilizing the Internet as a mainstay of our future advertising and support for our sales representatives.

(4) Our Competition

In order to compete effectively in the printing business, a company must provide a wide range of quality services and products at a reasonable cost. The printing business market, as a whole, is characterized by intense competition with a large number of companies offering or seeking to develop services and products that will compete with those that we offer. It is our belief, based upon our experience that the failure rate of small printing businesses indicates that far too many begin operations prior to having the skills and knowledge necessary for the day-to-day business operations as well as the necessary capital. As a result, we developed our individualized approach to offering printing services through sales representatives and the Internet via drop-shipments versus a typical brick and mortar facility.

Our ability to provide personalized service through our representatives as well through ordering via the Internet takes our services one step beyond typical localized printers and their offerings. The small, localized printers primarily operate within their own geographic confines and will not directly compete with us in all the geographic areas within which we will operate. We believe we compete favorably with the printing firms that provide products and services similar to ours because those firms still focus on providing products and services through a brick and mortar facility. While each localized printer could conceivably be considered a competitor, realistically they compete more on a local geographic basis. The typical printer locates in an area that has the demographics to support the business. As a result of our twenty-six years of operations we have a strong, loyal customer base. While we currently have one large client, we will gain many additional clients when we begin our marketing campaign. Since we concentrate in high-end color work we do not have to compete with a typical small, local print shop that does the "variety" printing in the local community. Due to the strong loyalty demonstrated previously by

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real estate developers to our Company we do not feel there is a threat from local printers "stealing" our customers.

Since we are subcontracting our actual printing, our subcontractors could be deemed competitors. Realistically though, we do not believe that they will try to compete directly with us. We have found through the years that companies that supply printing on a subcontract basis do the majority of their business through this method and not directly to consumers. Many of our competitors have greater financial resources than we have, enabling them to finance acquisition and development opportunities or develop and support their own operations. In addition, many of these companies can offer bundled, value-added, or additional services not provided by us. Many may also have greater name recognition. Our competitors may have the luxury of sacrificing profitability in order to capture a greater portion of the market for business consulting activities. They may also be in a position to pay higher prices than we would for the same expansion and development opportunities. Consequently, we may encounter significant competition in our efforts to achieve our internal and external growth objectives.

Our competitors have methods of operation that have been proven over time to be successful. Our methods of operation for our new business operations have not been proven to be successful.

(5) Sources and Availability of Raw Materials

We provide products and services and, as a result, we have to maintain relationships with our subcontractors and we will not necessarily have any concern with raw materials and the dependence on any specific suppliers. Our only potential dependence will be on sales personnel. The availability of sales personnel with the education and experience we need does not seem to be critical at this time. As a result of the downturn in the economy and recent layoffs from various firms, the quality of the pool from which we draw our workforce is quite good. The relationships we have developed with other printing firms and suppliers have resulted in the ability for us to have a large pool from which to choose our subcontractors. Over the years we have experienced paper shortages at times that have caused increases in our prices on a short-term basis. Additionally, we have experienced changes due to the changes in the types of inks used in offset printing. Inks changed from petroleum based to soy-based and we found ourselves facing the challenges of all printers in retooling our equipment to accommodate the new inks.

At this time we do not see a critical dependence on any supplier(s) that could adversely effect our operations.

(6) Dependence on Limited Customers

We will not have to rely on any one or a limited number of customers for our business. We expect to increase our client base once we begin our new form of operation. While our target markets are unlimited, we may have to rely on just a few major commercial customers while we develop our markets. In the past we relied on one (1) customer for approximately one-third (1/3) of all of our commercial printing business for fifteen (15) years. At the present time we have one large commercial client that provides our revenue while we more fully develop our expansion plans and raise capital.

(7) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts

At the present time we do not own or have any domain names, patents, trademarks, licenses (other than the usual business license), franchises, concessions, royalty agreements or labor

contracts. However, in the future, our success may depend in part upon our ability to preserve our trade secrets, obtain and maintain patent protection for our technologies, products and processes, and operate without infringing upon the proprietary rights of other parties. However, we may rely on certain proprietary technologies, trade secrets, and know-how that are not patentable. Although we may take action to protect our unpatented trade secrets and our proprietary information, in part, by the use of confidentiality agreements with our employees, consultants and certain of our contractors, we cannot guarantee that:

(a) these agreements will not be breached;

(b) we would have adequate remedies for any breach; or

(c) our proprietary trade secrets and know-how will not otherwise become known or be independently developed or discovered by competitors.

We cannot guarantee that our actions will be sufficient to prevent imitation or duplication of either our products and services by others or prevent others from claiming violations of their trade secrets and proprietary rights. While we never trademarked our name we enjoyed being known as "The Downtown Printer" for twenty-five (25) years.

(8) Need for Government Approval of Principal Products or Services

None of the services we offer require specific government approval. Previously we had to conform to E.P.A. regulations concerning the disposal of our inks, chemicals and solvents. We hired disposal contractors for this disposal. Under our new method of operation we will not have this concern as this will be the responsibility of our subcontractors.

(9) Government Regulation

As a printer, we are subject to a limited variety of local, state, and federal regulations. While we believe that our operations are in compliance with all applicable regulations, there can be no assurances that from time to time unintentional violations of such regulations will not occur. We are subject to federal, state and local laws and regulations applied to businesses, such as payroll taxes on the state and federal levels. In general, our printing activities are subject to local business licensing requirements. Our current business requires that we comply with state corporate filings, city or county business license and the necessary business liability insurance. The requirements of these regulations are minimal and do not cause any undue burden. Over the years our compliance with OSHA was always in order as proven by our never having a single issue with OSHA.

Internet access and online services are not subject to direct regulation in the United States. Changes in the laws and regulations relating to the telecommunications and media industry, however, could impact our business. For example, the Federal Communications Commission could begin to regulate the Internet and online services industry, which could result in increased costs for us. The laws and regulations applicable to the Internet and to our services are evolving and unclear and could damage our business. There are currently few laws or regulations directly applicable to access to, or commerce on, the Internet. Due to the increasing popularity and use of the Internet, it is possible that laws and regulations may be adopted, covering issues such as user privacy, defamation, pricing, taxation, content regulation, quality of products and services, and intellectual property ownership and infringement. Such legislation could expose us to substantial liability as well as dampen the growth in use of the Internet, decrease the acceptance of the

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Internet as a communications and commercial medium, or require us to incur significant expenses in complying with any new regulations.

(10) Research and Development During Last Two Fiscal Years

During the last two fiscal years no money was spent on research and development. We have, however, spent minimal monies on Internet research and development.

(11) Cost and Effects of Compliance with Environmental Laws

As a printer who will be subcontracting for our products, we are not subject to any federal, state or local environmental laws. In the past we have had to deal with the disposal of solvents. This was contracted to a company specializing in such disposal. As a result of this contractual agreement for disposal we never had any environmental issues arise.

(12) Our Employees

As of June 30, 2004, we had one full time employee, Mr. John Maguire. As our founder and President, Mr. Maguire currently provides his time as our only employee, paid on an irregular basis. Mr. Maguire currently provides the strategic direction and the necessary labor to support the operation. We currently have no key employees, other than John Maguire our President/Director. Mr. Maguire is not receiving pay or other stock benefits for his performance. There are no key consulting contracts with any individuals or companies at this time.

We do not believe that there is a critical need for a specific type of candidate we would use in our business. We believe that as a result of the twenty-five years experience of our President, John Maguire, his contacts for potential employees is great. His ability to train employees to the specific needs of the company will permit us the ability to train candidates that may not come from our specific industry. Over the twenty-five years of operation as an operational brick and mortar printer, there were as many as twenty-six employees in the company.

Reports to Security Holders

We will file reports and other information with the U.S. Securities and Exchange Commission ("SEC"). You may read and copy any document that we file at the SEC's public reference facilities at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for more information about its public reference facilities. Our SEC filings will be available to you free of charge at the SEC's web site at <www.sec.gov>.

We are not required by the Florida Revised Statutes to provide annual reports. At the request of a shareholder, we will send a copy of an annual report to include audited financial statements. In the event we become a reporting company with the SEC, we will file all necessary quarterly and annual reports.

LEGAL PROCEEDINGS

We are not currently a party to any legal proceedings nor are any contemplated by us at this time.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

To the best of our knowledge there are no transactions involving any director, executive officer, or any security holder who is a beneficial owner or any member of the immediate family of the officers and directors.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

The following management's discussion, analysis of financial condition, and results of operations should be read in conjunction with our financial statements and notes thereto contained elsewhere in this prospectus.

Our Business

Presently our President, John Maguire, provides the necessary services to our clients. He has been developing his skills since inception (over twenty-eight years) to provide leadership for employees that will be hired when we have the necessary capital.

We intend to establish a sales force by January 2007. We then plan to maximize our services in Florida in the third quarter of 2007. We believe it is critical to have a presence in the major Florida cities so that we can work effectively with local individuals as well as the commercial market segment. We have based the following projections of revenue for each sales rep on the demographics, both retail and commercial in each area. Using the market penetration of our company as the model we extrapolated what we believe are realistic goals for revenue. The following table shows our anticipated sales rep force and their anticipated location for the immediate twelve months after their hiring.

Table 7.0 Anticipated Sales Force

Date of Hire	Area
January 2007	Miami/Ft. Lauderdale
January 2007	Tampa Bay
January 2007	Orlando
January 2007	Jacksonville
January 2007	Pensacola

We anticipate that the funds from this offering, assuming that we sell all the offered shares, will provide us sufficient capital for the next twelve months. We plan to raise additional funds either through subsequent offerings of our shares or through other financing arrangements, such as borrowings. There is no guarantee that we will be able to raise funds in addition to the funds we raise in this offering, if any. If we are not able to raise additional funds, we will likely not be able to expand our operations.

We will compete with traditional "brick and mortar" providers of offset printing services. Once our website is operational, however, we will also compete with other Internet-based companies and businesses that have developed or are in the process of developing competing websites. Our website will be developed by a local web design firm and designed to target the personal as well as business markets. We intend to have a user-friendly website which provides prospective clients with a complete listing of our available services. We plan to design our website to allow current and potential clients to ask our "sales reps" introductory questions via e-mail. We believe that interchange will allow us to tailor our services to each particular client. The increase in

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business commerce utilizing the Internet has increased dramatically over the last three years. For the printing industry the Internet has brought potential customers from 3,000 miles to doing business with a local business. Capitalizing on this presence requires a website that is not only professional but is functional as well. We have located a local company to assist us in both the design and hosting of our site. For a flat fee they will maintain our site and make any changes necessary when needed. We have allocated $7,000 towards our Internet needs in the event we raise $250,000. Should we sell our entire offering of $1,000,000.00 we will allocate $50,000.00 towards our Internet presence. This will allow us to place our company towards the top of search engine results. The major search engines charge a fee for each hit from an individual/business searching under the terms we will list under. The earlier a company desires to have their web page shown in the results determines the amount paid by the company for each search hit. This cost per hit can range from under $1.00 to as much as $7.00 per search hit. To generate more possible business we will select as many "key" words that a potential customer would use to search by. While we do not have a specific list developed as of April 30, 2006, we have a pending list that includes over twenty (20) search terms.

In addition to the specific cost of search hits, we will seek to do "banner" advertising. Banner advertising is a method whereby a banner will appear on a different website advertising the services of our company. An individual/business would be able to click on the banner and be directed to our website. The cost of banner advertising is dependent on the size of the banner, the site it is located on and the placement on the page. We have allotted the cost of our website advertising and registry under "Working Capital" Marketing Expenses. Due to the variable nature of these costs, management believes it needs the flexibility to allocate funds for our Internet presence based on the circumstances at the time we begin funding and expanding.

For those potential clients who have needs that we cannot fulfill, we are building a referral network to further entrench us in the business community in Tampa Bay. Since we have developed our business in a specific niche, we do not have the desire to compete for work such as business cards, letterhead and smaller types of work. We believe it is far more useful to refer this work to another company from whom we can gain additional business in the area that we specialize in. We will then subcontract to the appropriate printer any referral work we are given. We do not expect to have this website operational until we secure additional capital. We anticipate that we will use a portion of the proceeds from this offering to develop our website. However, as of the date of this prospectus, our website has not moved beyond the mere discussion phase as we currently lack the necessary funds to begin development of our website. We do believe that it can be fully operational within thirty days after securing funds. We will hire an employee who will coordinate the design and maintenance of our website and provide continual updates to our contracted company with the most current information for our potential clients. Assuming our proposed website becomes operational, we expect to next focus on expanding the scope of our Internet presence. We hope to achieve such expansion by registering with major search engines with the goal of placing our website at the top of search results. This typically requires pre-funding with certain search engines. We do not currently have adequate financial resources to conduct such registration. We believe that the Company will use between $5,000 and $20,000 to have a fully operational website.

As a company we will need to equip our sales and marketing reps with telephones, laptop computers, software designed for quoting printing jobs and personal communication devices. The necessity of close contact with each rep is a must. Orders must be uploaded to our

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headquarters when received so they can be processed expeditiously for customer satisfaction. While the cost of computer equipment has decreased for basic equipment, the needs of our reps will exceed this basic need. They will require peripheral devices and software that will make each setup complete. We have allocated $30,000.00 towards these purchases in the event we raise $250,000.00 from our offering. In the event we sell our full offering we have allotted $400,000.00 towards equipment purchases. This will include not only equipment for each rep but also equipment for our headquarters. We will purchase one (1) new four-color web press, Harris & Ashton, for approximately $200,000.00. This will give us the capability to provide rush services to our top real estate developers.

(i) How long can we satisfy our cash requirements and will we need to raise additional funds in the next 12 months?

Our Plan of Operation for the next twelve months is to raise capital to continue to implement our new business strategy. While we have the necessary cash and revenue to satisfy our cash requirements for the next twelve months, this would not include any of our plans for expansion. In the event we sell shares in our offering representing between 25%-75% of our intended goal, we will be able to implement our expansion in accordance with those same percentages. We anticipate that we will use the funds raised in this offering and revenues generated to fund equipment purchases and office improvement and for marketing activities and working capital. Our failure to market and promote our services will harm our business and future financial performance. If we are unable to expand our operations within the next twelve months, we will likely fail to increase our revenues. We cannot guarantee that additional funding will be available on favorable terms, if at all. If adequate funds are not available, then we may not be able to expand our operations. If adequate funds are not available, we believe that our officers and directors will contribute funds to pay for some of our expenses. However, we have not made any arrangements or agreements with our officers and directors regarding such advancement of funds. We do not know whether we will issue stock for the loans or whether we will merely prepare and sign promissory notes. If we are forced to seek funds from our officers or directors, we will negotiate the specific terms and conditions of such loan when made, if ever. None of our officers or directors is obligated to pay for our expenses. Moreover, none of our officers or directors has specifically agreed to pay our expenses should we need such assistance.

During the last twelve months we have increased our revenue, decreased our expenses on a percentage of revenue basis and increased our net income significantly during our changes. Our cash available at the end of the year December 31, 2005 increased dramatically from December 31, 2004 for a small business changing its business strategy. Our percentage of expenses to revenue ratio in the year 2005 was approximately fifty percent (50%). In the year 2004 this ration was approximately eighty-five percent (85%). We attribute this change more to our significant increase in revenues versus a significant change in our expenses.

The implementation of our business strategy is estimated to take approximately 12-18 months. Once we are able to secure funding, implementation will begin immediately. We anticipate 30 days to be in a stage of full operational activity to gain additional clients. The major parts of the strategy to be immediately implemented will be the sales and marketing and office equipment and human resource procurement.

Our cash flows, revenue and profits are sufficient to sustain our current operations. The goal of our offering is to raise capital to allow for expansion. This expansion will require additional

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capital and it is our intention to dedicate the funds raised to the execution of the planned expansion.

(ii) Summary of product research and development

We are not currently nor do we anticipate in the future to be conducting any research and development activities, other than the development of our proposed website and looking into a possible new industry to target for offering our services. However, we do plan to market ourselves aggressively.

(a) Marketing Plan

Our current marketing plan involves positioning ourselves as a printing company specifically targeting commercial real estate developers. We will offer printing services to customers other than developers on a limited basis. Unless we receive a specific request for printing services from the general public or a business other than a developer, we will not be targeting those market segments. The extensive advertising needed to produce a major increase in potential business will not be done during the next twelve months. We will use a softer approach and target advertising to grow the business in a controlled way. This will allow us to determine human resource needs and ensure we do not overstaff too early thereby avoiding high labor and benefits costs.

We will utilize a direct marketing person to contact companies to solicit business. Mr. Maguire's personal contacts within the printing industry, we believe, will assist our marketing person in gaining entry to decision makers.

Our target markets and marketing strategy will be fully developed. We will primarily market our services to commercial real estate developers. Our marketing initiatives will include:

(a) utilizing direct response print advertisements placed primarily in small business, entrepreneurial, and special interest magazines;

(b) links to industry focused websites;

(c) affiliated marketing and direct mail

(d) presence at industry trade shows; and

(e) promoting our services and attracting businesses through our proposed website.

We believe that our experience from operating a brick and mortar facility for twenty-six years will serve us well with our marketing initiative. As a company we have learned the value of a good presence at trade shows and conventions for the printing industry. We have allotted between $8,900.00-$110,900.00 of our working capital should we raise between $250,000.00 to $1,000,000.00 in our offering. The amounts vary greatly depending on how many reps we can send to trade shows and conventions. By having more of our reps at trade shows we can build relationships quicker and gain market share at the same time. While there are two major shows, there are many regional events for reps to attend to solicit clients.

As a direct result of Mr. Maguires' lengthy career, he has developed many contacts with real estate developers. We will develop a high quality brochure to send when we utilize a direct market campaign. We have tentatively set the third quarter of 2007 as a target date for a direct mail campaign. By waiting until the third quarter, our sales reps will have sufficient time to develop their skills as well as the company streamlining its subcontracting operations.

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(b) Sales Strategies

- Power Point Presentation. We plan to create a flexible Power Point presentation that our marketing department will use to deliver a professional sales presentation specifically tailored to the needs of our target markets. The presentation will have a core section that is generic to all customer segments as well as specific customer segment modules allowing modification of the presentation for the appropriate audience. Additionally, this Power Point presentation will be the basis for brochures and print advertising layout to ensure we have a consistent look through out all our marketing communications.

- Capability Brochures. We expect to create a capability brochure featuring our family of services and products. This will be a high quality brochure with extensive detail.

- Public Relations and Advertising. We plan to implement a campaign to obtain media coverage by publishing persuasive news articles and feature stories that increase the awareness of the business services and further the acceptance of our products, services and technologies as the solution to targeted customer segments.

(c) Other Markets

During our twenty-eight years of operations we have fully developed our target market. From inception as Mark Thomas Publishing, Inc. we have provided full service printing to include full color as well as thermography (raised letter) printing. During our operations Mr. Maguire began to target new home builders/developers for their printing needs. This was due to the fact that these clients typically did high quality material as well as long run production. These two factors contributed to our success both in terms of longevity and profitability. Our new sales representatives will be responsible for more fully developing their geographic markets as well as any potentially new markets.

(iii) Any expected purchase or sale of plant and significant equipment?

We do anticipate the purchase of equipment other than general office supplies and general office equipment, should we raise sufficient funds to purchase such office equipment. We will purchase one (1) new four-color web press, Harris & Ashton, for approximately $200,000.00. When we expand our customer base, we will need to hire additional employees or independent contractors. Specifically, if we are able to raise sufficient capital to expand our services and service area and our revenue levels justify such action, we plan on hiring eight to nine additional employees over the next 12 months.

(iv) Employees

As of June 31, 2004 we had one full time employee, John Maguire. As our founder and President, Mr. Maguire currently provides his time as our only employee, paid on an irregular basis. We anticipate that we will not hire any additional employees in the next six months unless we generate significant revenues or raise money from our offering. From time to time, we anticipate using the services of an outside firm for additional website design and development.

With our growth strategy our objective is to expand our operations by adding staff while increasing our market presence in the Tampa Bay area of Florida, and into nearby regions. We anticipate achieving growth by hiring additional staff, installing computers, and launching a professionally designed website to attract new clients. We plan to hire individuals with the following strengths:

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- Sales Representative: This position requires an individual experienced in marketing to small businesses and developing and implementing ongoing marketing strategies. This position will be a liaison between us and those institutions that traditionally utilize offset printing services.

- Clerical Assistant: This individual will perform all daily office tasks including, but not limited to, computer input and bookkeeping.

- Computer Assistant: This individual will have web design experience, a working knowledge of computer networks, as well as work with an outside web design firm to establish our proposed website. We believe that our proposed website will be an important tool to expand our area of operations and client base.

Results of Operations

General

During the year ended December 31, 2005, our assets consisted of our cash and equipment and our revenues were generated from services sold to businesses at large. The following table shows our revenues, expenditures and net income for the years from 2004-2005.

Table 8.0 Revenues, Expenditures and Net Income

YEAR	REVENUE	EXPENSES	NET INCOME
2005	$93,966.67	$47,700.93	$46,265.74
2004	$29,955.53	$24,688.21	$5,267.32

Although we are seeking to expand services to areas outside of the Tampa Bay area market, the uncertain economy could have a material adverse effect on such plans. While we have seen improvement in the Tampa Bay business economy, we cannot be assured that continued recovery will occur.

Results of Operations For the Period Ended March 31, 2006

For the period ended March 31, 2006 our revenues of $7,300.00 were a decrease of $7,066.67

from the same period in 2005. We attribute this decrease to our President devoting more time to our registration statement and the continued development of our business plan. Expenses during the period ended March 31, 2006 compared to 2005 reflect an increase of $7,016.57. This change can be directly related to the legal and accounting expenses associated with the filing of our registration statement. We anticipate that once our registration is complete and Mr. Maguire is able to concentrate more on business development our revenues will increase and we will not have as much in legal and accounting expenditures. Since we have paid the costs of this registration statement as they came due, our expenses should stabilize and we believe they will track closely our expenses from the fiscal year ended December 31, 2005. Our cash flow showed a decrease in cash and cash equivalents of $9,496.00. This decrease relates directly to expenditures for legal and accounting for our registration statement. The Company believes that our cash and cash equivalents will remain stable and we will increase our cash and cash equivalents as we raise funds from the offering and we begin to develop more business.

Results of Operations For the Period Ended December 31, 2005

During the year ended December 31, 2005, we had revenues of approximately $93,966.67.

We generated $59,254.59 of cash flow from our operating activities. We had $46,265.74 of net income, which included $10,432.48 of noncash depreciation expense. When the noncash depreciation expense of $10,432.48 is added back to the net income of $46,265.74, along with the increase in payables of $2,556.37, the result is the $59,254.59 total cash flows generated from operating activities.

We did not have any cash flows from investing activities for the year ended December 31, 2005, but we did have our financing activities utilize $33,347.52 of cash flows. These resources were utilized to repay shareholder loans of $25,750.00 and pay down $7,647.52 of principal on the AmSouth Bank Note. A cash flow of $50.00 was provided by the issuance of five (5) shares of the company's common stock.

The result of the above activities was a total increase in cash and cash equivalents of $25,907.07 for the year ended December 31, 2005. When this increase was added to the company's cash and cash equivalents of $9,091.87 at the beginning of the year, the result was a total of $34,998.94 of cash and equivalents as of the company's December 31, 2005 year-end. We do not foresee any circumstances or events that will have an adverse impact on our operations. We do anticipate an increase in our business based on our current method of operation and the activities of our officers and directors. We saw an increase of almost 400% in revenues from the fiscal year 2004 due to our change in operations. While we believe we cannot sustain such growth, we do believe it is a good indicator that the experience of management and the change in the method of operations indicates that our adjustments have been made according to sound business principles and with strong financial controls. Thus, we expect to satisfy our current cash requirements indefinitely. However, we will need additional cash to implement the expansion strategy contained in our plan to change our method of operations, which includes expanding the business development/consulting services both statewide and then nationwide.

Management believes that its success in gaining market share will depend greatly on our ability to get quality employees that can be trained to learn how to quote subcontracted printing jobs correctly. When a printing job is quoted incorrectly, especially to low, it cost the company revenue and profits.

We have seen a slowdown in the housing market, specifically in the sales of new homes. This will slow the development of new home communities and can have a direct impact on one of our largest target market segments. Because of this downturn, we believe the Company must insure the retention of new customers. It is our belief that by setting sales benchmarks for each sales representative, gross sales, to be reviewed by the Board of Directors quarterly for corrective action we can track not only our advertising dollars but our customer retention factor. Each sales representative will be responsible for producing 25% of the gross sales target set for his/her specific market. Our financial stability will allow us to maintain a good marketing program to penetrate further into our target market as well as potential new markets that utilize high-end four-color promotional materials.

We cannot attribute our increase in revenues to a single factor. The increase was due mainly to the efforts of Mr. Maguire further developing business based on the housing market in the year 2005. When the sales of new homes are high, our business for high-end promotional materials is

good. Due to the good new home sales market in 2005 our increase in revenues was due to more consulting services being provided by Mr. Maguire to commercial real estate developers. When compared to the year 2004 our expenses increased approximately 100% while revenues increased almost 400%. We attribute this disproportionate ratio of expenses to revenue to the fact that more of our revenue was from consulting services that generate fewer expenses. When we supply printing products we use more materials, labor and shipping that add to our costs.

Results of Operations Ended December 31, 2004

During the year ending December 31, 2004, we had revenues of approximately $29,955.00, and our costs associated with generating revenues were approximately $24,688.21, resulting in net income of $5,267.32. Furthermore, during the year ended December 31, 2004, we generated $13,961.06 of cash flow from operating activities. We had a $5,267.32 net income including the recognition of noncash depreciation expense. During the year ended December 31, 2004 we utilized $39,121.81 of cash acquiring fixed assets. Our financing activities consisted of increased funding of $6,500.00 from shareholders and $25,088.20 from bank financing. $3,293.41 of cash was utilized in making payments on the AmSouth bank note. The net result was a net increase of $28,294.79 in cash due to financing activities.

The result of the above operating and investing activities was net cash flow of $3,144.04 for the year ended December 31, 2004, which when added to $5,947.83 of cash and cash equivalents at the beginning of the year, resulted in $9091.87 of cash and cash equivalents at the end of the year.

The low revenue base in 2004 management attributes to Mr. Maguire spending more of his time developing a plan for expansion of business based on subcontracting than actual time spent on current sales. We believe this was a necessary element for us as a company. Without his efforts in laying the groundwork for the expansion plans, we would have had to potentially utilize the services of an outside consulting company to assist us. Management believed that Mr. Maguire could do a better job as well as save the company money while preparing the new operational plan.

Liquidity & Capital Resources

Since January 1, 2003 the company has concentrated its efforts in providing subcontracted printing services in a niche market in Florida to support the marketing and sales of printing services utilizing subcontracting as the cornerstone of its business strategy. The printing market trend has shown a steady increase in both the number of large printers and the rate at which small printers are disappearing. Management believes it can capitalize on both these trends by utilizing a controlled growth and sound financial plan to locate and keep clients. As we begin acquisition of clients our liquidity increases in two ways. We will begin a revenue stream from printing orders as well as from our offering of ancillary printing products. Our ancillary printing products are lines of paper, inks, and binding/laminating services. In the event a downturn in the market occurs, the company plans to tighten its plan on the acquisition of new clients to avoid overextending the internal resources of the company as well as straining the external resources through our banking contacts.

Our internal liquidity is provided by our operations. In the event the company needs additional funds prior to our selling our primary offering, our President John Maguire will provide any necessary capital. In the event a building is located and can be leased at a price under market value and the building can be remodeled to accommodate the company, the company will consider leasing prior to obtaining funds through our primary offering.

While the capital resources of the company are limited from a cash perspective, the credit of the officers and directors for guaranteeing any loan necessary is extremely strong. The company has not established any lines of credit with any banks. In the event a supplier or lender requires additional credit to obtain equipment or other business supplies, our officers and directors are willing to extend their credit to accomplish the purchase.

We do have one (1) note outstanding and secured by a company vehicle. The Note Payable to Amsouth Bank, dated February 25, 2004 in the original amount of $25,088.20, is payable over five (5) years with a fixed interest rate of 6.01%.

Scheduled principal maturities of the mortgage over the next five years are as follows:

Year ending December 31,

2006	$5,113.00
2007	$5,434.41
2008	$3,599.86
2009	$ 0.00
2010	$ 0.00

We have a net operating loss carryforward that will expire on December 31, 2021. The following shows a breakdown of this carryforward since December 31, 2003.

2003

nol carryforward	49,395.00	
Income Tax @ 15%	7,409.25	Used 15% to reflect tax bracket

12/31/2003	DR	CR
Deferred Tax Asset	7,409.25	
Retained Earnings		7409.25

2004

	Book	Tax	Temp Diff
Net Income	5,267.32	(16,919.00)	(22,186.32)
Income Tax @ 15%	790.10		(3,327.95)

Deferred Tax @1/1/04	7,409.25
Deferred Tax 12/31/04	3,327.95
Utilized 12/31/04	(790.10)
Deferred Tax Asset @ 12/31/04	9,947.10

41

12/31/2004	DR	CR
Deferred Tax Asset	2,537.85	
Current Year Provision	790.10	
Deferred Tax Current Year		3,327.95

2005

	Book	Tax	Temp Diff
Net Income	46,265.74	56,698.22	10,432.48
Income Tax @ 15%	6,939.86		1,564.87

Deferred Tax @1/1/05	9,947.10
Deferred Tax 12/31/05	(1,564.87)
Utilized 12/31/05	(6,939.86)
Deferred Tax Asset @ 12/31/05	1,442.37

12/31/2005	DR	CR

Deferred Tax Asset	8504.73
Current Year Provision	6,939.86
Deferred Tax Current Year	1,564.87

For further discussion on this net loss carryforward see Note B in our year ending December 31, 2005 financial statements.

During the third quarter of the Company's 2004 year, Management and the Board of Directors decided to implement actions previously discussed in order to further facilitate the Company's growth and expansion. Pursuant to the Company's Board of Directors authorization of the sale of shares of the Company's stock at $10.00 per share to a maximum of sixty (60) family and close friends of the Company's officers and directors in order to gain additional funding and involvement for the Company's expansion, the Company continued to seek to bring in friends and family as additional shareholders/investors in the Company in order to assist in funding the Company's endeavors. As of February 15, 2006, the Company had sold additional shares of its common stock pursuant to this authorization. During the third quarter of 2005, the Company's management and Board discussed and decided that, while the expansion of its business into additional lines provided the benefits of diversification and support along with additional revenue streams, it was still not providing sufficient cash flows to facilitate the Company's principal objective of providing commercial printing services to upscale builders and real estate developers. Accordingly, the Company's Board and management decided to undertake the filing of an SB-2 Registration Statement with the Securities and Exchange Commission with the intent of registering the Company's shares of common stock for sale to the general public in order to raise funds to pursue its business plan more effectively and efficiently. The Board and management additionally decided to target an offering of $1,000,000.00 to provide sufficient cash resources for the acquisition of office space, employees and equipment necessary to expand operations and provide sufficient working capital to fund operations and marketing.

42

In summary, the Board and management believe the Company's expansion in its shareholder base and its growth into related supporting additional services and revenue streams (ancillary printing products) have strengthened and diversified the Company. Management and the Board also believe the decision to file an SB-2 Registration Statement with SEC will provide the Company with the additional funding needed to expedite its commitment to acquiring market share in order to become a leader in the Florida commercial printing market. The Company believes it has methodically built the intellectual capital/knowledge base and a unique, well-rounded supporting infrastructure (i.e., providing the additional ancillary supporting products) that, once adequately capitalized, will become a competitive and unique force in the existing and growing Florida commercial printing market. It is our belief that our cash flow is sufficient to sustain our current level of operations. While operations could be sustained for a long time (over twelve months), there would be minimal to be distributed for the efforts of the officers and directors. To begin expansion, funds will need to be brought into the company to permit us to move forward with our expansion. Without these funds, management believes it cannot sustain expanding operations.

Although no assurances can be made, we believe that our expenses will increase proportionately to revenues during the fiscal year ending December 31, 2007.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

The names and ages of our directors and executive officers are set forth below. Our By-Laws provide for not less than one and not more than fifteen directors. All directors are elected annually by the stockholders to serve until the next annual meeting of the stockholders and until their successors are duly elected and qualified.

Table 9.0 Directors and Executive Officers

Name	Age	Position
John Maguire	59	President, Chairman of the Board of Directors (1)
Petie Parnell Maguire	52	Secretary/Director (2)
Pamela J. Thomas	42	Treasurer/Director (3)

(1) This is the first Directorship of a reporting company held by Mr. Maguire.

(2) This is the first Directorship of a reporting company held by Ms. Maguire.

(3) This is the first Directorship of a reporting company held by Ms. Thomas.

Background of Executive Officers and Directors

- John Maguire has served as our President/Chairman of the Board of Directors since September 19, 1979. Mr. Maguire began his tenure at the company being responsible for all of the day-to-day operations. This included sales, running of the printing presses, bookkeeping/accounting and the maintenance of the equipment. The responsibility of hiring and training all new employees fell on Mr. Maguire. He developed the necessary job descriptions and company manual

43

providing all the policies and procedures of the company. In coordination with his accountants he set the internal controls over the accounting and financial management of the company. During his twenty-five years as the President he developed the critical relationships with major clients as well as suppliers and subcontractors. It is his communication skills that have made the company known as the quality provider in promotional material to builders and developers.

- Petie Parnell Maguire has served as our Secretary since January 1995. Ms. Maguire is a licensed real estate broker with thirty (30) years of business experience. She has worked as a broker for over five (5) years in St. Petersburg. She has an extensive background in managing retail strip centers and anchored grocery stores. She has highly developed skills in developing retail clients for space, advertising, formulating tenant mix summary lease negotiations and drafting.

- Pamela J. Thomas has served as our Treasurer since January 2005. Ms. Thomas holds a B.A. in Education from the University of South Florida. During her twenty (20) years of business experience she has developed her teaching skills as well as her accounting background. Currently she has been with Publix Supermarkets for two years as a retail trainer. She works directly with management to implement job class training and implementing and delivering detailed training to all employees. Prior to Publix Ms. Thomas spent a year at Wesley Chapel elementary School as a teacher in various subjects. Prior to Wesley Chapel Ms. Thomas gained her accounting experience as a payroll manger at Digital Lightwave, a company that designs, develops and markets portable and network products. It is a publicly traded company with over 96 employees. There she managed all aspects of accounts payable including daily processing of all purchase orders, invoices, postings and payments to vendors.

AUDIT COMMITTEE

We do not have an audit committee that is comprised of any independent director. As a company with less than $100,000 in revenue we rely on our President John Maguire for our audit committee financial expert as defined in Item 401(e) of Regulation S-B promulgated under the Securities Act. Our Board of Directors acts as our audit committee. The Board has determined that the relationship of Mr. Maguire as both our company President and our audit committee financial expert is not detrimental to the Company. Mr. Maguire has a complete understanding of GAAP and financial statements; the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves in a fair and impartial manner; has experience analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to or exceed the breadth and complexity of issues that can reasonably be expected to be raised by the small business issuer's financial statements; an understanding of internal control over financial reporting; and an understanding of audit committee functions. Mr. Maguire has gained this expertise through his formal education and experience as our President for over twenty-five years. He has specific experience coordinating the financials of the company with public accountants with respect to the preparation, auditing or evaluation of the company's financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

While we are not required to provide this information until July of 2006, we are providing the following information. Our Board of Directors has determined that our Chairman/President, John Maguire has developed disclosure controls and procedures that the full Board of Directors believes are in keeping with the intent of the regulations. As our President for over twenty-five

44

(25) years coordinating our company's audits and financial statements, Mr. Maguire and the full Board of Directors find the Company's disclosure controls and procedures to meet or exceed those required.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company believes that addressing this issue prior to July 2006 when the regulations formally require this disclosure will give a truer picture of the controls the Company has developed. The Board of Directors has established a regular three (3) month meeting to completely review the financial reporting of the Company. Our Chairman/President, John Maguire will be providing a full financial reporting and accounting of the Company according to the Generally Accepted Accounting Principles and guidelines established by the American Institute of Certified Public Accountants. The Board of Directors has found no weakness in the controls that have been established and believes that the quarterly monitoring by the full Board of Directors will keep those who invest in our Company fully informed of the true financial status of the Company at all times. Should there be a change in our internal control over financial reporting, this change or changes will be made available in our reports due to the Securities and Exchange Commission.

EXECUTIVE COMPENSATION

The following table sets forth information concerning the annual and long-term compensation of our Chief Executive Officer, and the most highly compensated employees and/or executive officers who served at the end of the fiscal years December 31, 2000 and 2001, and whose salary and bonus exceeded $100,000 for the fiscal years ended December 31, 2000 and 2001, for services rendered in all capacities to us. The listed individuals shall be hereinafter referred to as the "Named Executive Officers."

Table 10.0 Summary Compensation

								Long-Term Compensation

		Annual Compensation			Awards		Payouts	
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and principal position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation	Restricted Stock Award(s) ($)	Securities Underlying Options/	LTIP Payouts ($)	All Other Compensa-tion($)

		($)				SARs (#)		
John Maguire (1), President, Chairman of the Board of Directors	2004	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2005	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Petie Parnell

45

| Maguire (2), Secretary/Director | 2004 | -0- | -0- | -0- | -0- | -0- | -0- | -0- |
| | 2005 | -0- | -0- | -0- | -0- | -0- | -0- | -0- |

Pamela J. Thomas (3), Treasurer/Director	2004	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2005	-0-	-0-	-0-	-0-	-0-	-0-	-0-

(1) There is no employment contract with Mr. Maguire at this time. Nor are there any agreements for compensation in the future. A salary and stock options and/or warrants program may be developed in the future.

(2) There is no employment contract with Petie Parnell Maguire at this time. Nor are there any agreements for compensation in the future. A salary and stock options and/or warrants program may be developed in the future.

(3) There is no employment contract with Pamela J. Thomas at this time. Nor are there any agreements for compensation in the future. A salary and stock options and/or warrants program may be developed in the future.

Additional Compensation of Directors

All of our directors are unpaid. Compensation for the future will be determined when and if additional funding is obtained.

Board of Directors and Committees

Currently, our Board of Directors consists of Mr. John Maguire, Petie Parnell Maguire and Pamela J. Thomas. We are not actively seeking additional board members. At present, the Board of Directors has not established any committees.

Employment Agreements

Currently, we have no employment agreements with any of our Directors or Officers.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information concerning the beneficial ownership of shares of our common stock with respect to stockholders who were known by us to be beneficial owners of more than 5% of our common stock as of January 15, 2005, and our officers and directors, individually and as a group. Unless otherwise indicated, the beneficial owner has sole voting and investment power with respect to such shares of common stock.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("SEC") and generally includes voting or investment power with respect to securities. In accordance with the SEC rules, shares of our common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees, if applicable. Subject to community property laws, where applicable, the persons or entities named in Table 5.0 (See "Selling Security Holders") have sole voting and investment power with respect to all shares of our common stock indicated as beneficially owned by them.

46

Table 10.0 Beneficial Ownership

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class (1)	
		Before Offering	After Offering	Before Offering	After Offering
	John Maguire (1)	750,000	750,000	55.56%	31.91%
Common Stock	4033 12th Street NE, St. Petersburg, FL 33703				

	Petie Parnell Maguire	75,000	75,000	5.56%	3.19%
Common Stock	4033 12th Street NE, St. Petersburg, FL 33702				
	Pamela J. Thomas	15,000	15,000	1.11%	0.64%
Common Stock	3161 Lake Pine Way So., H-3, Tarpon Springs, FL 34688				
Common Stock	All Executive Officers and Directors as a Group (1)	840,000	840,000	62.22%	35.74%

(1) The percentages are based on a Before-Offering total of 1,350,000 shares of common stock issued and outstanding as of the date of this prospectus and assumes an After-Offering sale of all the additional 1,000,000 shares of common stock and none of the 1,350,000 shares of our selling security holders' shares.

DESCRIPTION OF SECURITIES

General

We are authorized to issue up to 75,000,000 shares of common stock, $0.01 par value per share, of which 1,350,000 shares are issued and outstanding.

Common Stock

Subject to the rights of holders of preferred stock, if any, holders of shares of our common stock are entitled to share equally on a per share basis in such dividends as may be declared by our Board of Directors out of funds legally available therefore. There are presently no plans to pay dividends with respect to the shares of our common stock. Upon our liquidation, dissolution or winding up, after payment of creditors and the holders of any of our senior securities, including preferred stock, if any, our assets will be divided pro rata on a per share basis among the holders of the shares of our common stock. The common stock is not subject to any liability for further assessments. There are no conversion or redemption privileges or any sinking fund provisions with respect to the common stock and the common stock is not subject to call. The holders of common stock do not have any pre-emptive or other subscription rights.

Holders of shares of common stock are entitled to cast one vote for each share held at all stockholders' meetings for all purposes, including the election of directors. The common stock does not have cumulative voting rights.

All of the issued and outstanding shares of common stock are fully paid, validly issued and non-assessable as determined by our legal counsel, Diane J. Harrison, Esq. whose opinion appears elsewhere as an exhibit to this prospectus.

Preferred Stock

We currently have no provisions to issue preferred stock.

Debt Securities

We currently have no provisions to issue debt securities.

Warrants

We currently have no provisions to issue warrants.

Dividend

We have paid no cash dividends on our common stock in the years 2003, 2004, and 2005 respectively. We anticipate that any earnings, in the foreseeable future, will be retained for development and expansion of our business and we do not anticipate paying any further cash dividends in the near future. Our Board of Directors has sole discretion to pay cash dividends with respect to our common stock based on our financial condition, results of operations, capital requirements, contractual obligations, and other relevant factors.

Shares Eligible for Future Resale

Upon the effectiveness of the registration statement, of which this prospectus forms a part, we will have 1,350,000 outstanding common shares registered for resale by the selling shareholders in accordance with the Securities Act of 1933 and there will be 1,000,000 outstanding shares registered for sale by us in accordance with the Securities Act of 1933.

Prior to this registration, no public trading market has existed for shares of our common stock. The sale, or availability for sale, of substantial amounts of common stock in the public trading market could adversely affect the market prices for our common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Holladay Stock Transfer, Inc., 2939 N. 67th Pl., Suite C, Phoenix, Arizona .

INTEREST OF NAMED EXPERTS AND COUNSEL

Randall N. Drake, C.P.A., independent certified public accountant, whose reports appear elsewhere in this registration statement, was paid in cash for services rendered. Therefore, he has no direct or indirect interest in us. Mr. Drake's report is given based on his authority as an expert in accounting and auditing. Randall N. Drake, C.P.A. has provided audited financials for Irish Mag, Inc. for December 31, 2004 and December 31, 2005. The date of the reports for these audited financials are February 24, 2006.

Diane J. Harrison, Esq., is the counsel who has given an opinion on the validity of the securities being registered which appears elsewhere in this registration statement has no direct or indirect interest in us.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Articles of Incorporation do not include a provision automatically indemnifying a director, officer or control person of the corporation or its stockholders for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such.

Our By-Laws, Article X, Section 3, do permit us to indemnify any Director, Officer, agent or employee as to those liabilities and on those terms and conditions as appropriate and to purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of Irish Mag, Inc. pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is unenforceable.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for Irish Mag, Inc. by Diane J. Harrison, Esq., 6860 Gulfport Blvd. South, PMB 162, South Pasadena, Florida 33707.

EXPERTS

Certain of the financial statements of Irish Mag, Inc. included in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their reports, have been audited by Randall N. Drake, C.P.A., independent certified public accountant, whose reports thereon appear elsewhere herein and in the registration statement.

49

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On August 5, 2004, we engaged Randall N. Drake, C.P.A., ("Drake ") as our independent auditor. He is our first auditor and we have had no disagreements with Drake on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, in connection with its reports.

WHERE YOU CAN FIND MORE INFORMATION

We will file reports and other information with the U.S. Securities and Exchange Commission. You may read and copy any document that we file at the SEC's public reference facilities at 100 F Street, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for more information about its public reference facilities. Our SEC filings will be available to you free of charge at the SEC's web site at <www.sec.gov>.

FINANCIAL STATEMENTS

CONTENTS

Notes to the Financial Statements, March 31,
2006

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING
FIRM Randall N. Drake, C.P.A., P.A., as of
December 31, 2005

Balance Sheet, December 31, 2005

Statement of Operations, for the Year Ended
December 31, 2005

Statement of Changes in Stockholders' Equity,
for the Year Ended December 31, 2005

Statement of Cash Flows, for the Year Ended
December 31, 2005

Notes to the Financial Statements, December
31, 2005

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING
FIRM Randall N. Drake, C.P.A., P.A., as of
December 31, 2004

Balance Sheet, for the Year Ended December
31, 2004

Statement of Operations, for the Year Ended
December 31, 2004

Statement of Changes in Stockholders' Equity,
for the Year Ended December 31, 2004

Statement of Cash Flows, for the Year Ended
December 31, 2004

Notes to the Financial Statements, December
31, 2004

Randall N. Drake, C.P.A., P.A.

51

1981 Promenade Way

Clearwater, Florida 33760

Phone: (727) 536-4863

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Irish Mag, Inc.

We have reviewed the accompanying balance sheet of Irish Mag, Inc. as of March 31, 2006 and the related statements of operations, stockholders' equity, and cash flows for the three months ended March 31, 2006. These financial statements are the responsibility of the company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of financial information consists primarily of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

/s/Randall N. Drake, CPA, PA

Randall N. Drake, CPA, PA

Clearwater, Florida

June ~~9~~15, 2006

IRISH MAG, INC.

Balance Sheet

March 31, 2006

52


ASSETS


Current Assets

	Cash & cash equivalents	$25,502.94
Total Current Assets		25,502.94

Fixed Assets

	Vehicles	39,121.81
	Accumulated Depreciation	(21,734.34)
		17,387.47

Other Assets

	Deferred Tax asset	1,442.37
		1,442.37
TOTAL ASSETS		**44,332.78**

LIABILITIES & STOCKHOLDER'S EQUITY

Liabilities

    Current Liabilities

Accounts Payable	800.00
Note Payable - Current - NOTE C	5,113.00
Due to Shareholder - NOTE D	<u>5,360.12</u>
	<u>11,273.12</u>

    Long Term Liabilities

Note Payable - AmSouth Bank (less	
current portion above) - NOTE C	<u>4,769.80</u>

		4,769.80
Total Liabilities		16,042.92

Stockholder's Equity

Common Stock, $.01 par value,
1,500,000 shares authorized,

1,350,000 shares issued & outstanding -NOTE G	900.00
Paid in Capital	64,510.00
Retained Earnings	(37,120.14)
Total Stockholder's Equity	28,789.86

TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	**$44,332.78**

See Accompanying Notes

IRISH MAG, INC.

Statement of Operations

For the Three Month Period Ended March 31, 2006

Revenue	<u>$7,300.00</u>
Operating Expenses	
Audit Fees	500.00
Auto Expense	1,951.24
Legal Fees	5,000.00
Insurance - General	842.23

Office Expenses	323.32
Postage	25.20
Professional Fees	1,140.00
Telephone	168.03
Meals & Entertainment	830.59
Taxes - Other	150.00
Interest Expense	194.55
Depreciation	2,608.12
	<u>13,733.28</u>

Net Income Before Income Taxes	**($6,433.28)**

Provision for Income Taxes

Current Year Provision	0.00
Deferred Tax Decrease	0.00

Provision for Income Taxes   0.00

Net Income   **($6,433.28)**

Earnings (loss) per common share:

    Net income (loss) per share - NOTE E   **($0.01)**

See Accompanying Notes

54

IRISH MAG, INC.

Statement of Changes in Stockholder's Equity

For the Three Month Period Ended March 31, 2006

	Common Stock		Contributed	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances at January 1, 2006	825,000	$550.00	$64,510.00	($30,686.86)	$34,373.14
Net Income (Loss)				(6,433.28)	(6,433.28)
Capital Stock Issued	525,000	350.00			$350.00
Balances at March 31, 2006	**1,350,000**	**$900.00**	**$64,510.00**	**($37,120.14)**	**$28,289.86**

IRISH MAG, INC.

Statement of Cash Flows

For the Three Month Period Ended March 31, 2006

OPERATING ACTIVITIES

Net Income ($6,433.28)

Adjustments to reconcile Net Income

to net cash provided by operations:

Depreciation Expense	2,608.12

Net (Increase) Decrease in:

Deferred Tax Asset	0.00

Net Increase (Decrease) in:

Accounts Payable	(1,756.37)

Net cash provided by Operating Activities	(5,581.53)

FINANCING ACTIVITIES

Payments to shareholder	0.00
Capital Stock Issued	350.00
Payments on AmSouth Bank note	(4,264.47)
Net cash used by Financing Activities	(3,914.47)

Net increase (decrease) in cash & cash equivalents	(9,496.00)
Cash & cash equivalents at beginning of period	34,998.94
Cash & cash equivalents at end of period	**$25,502.94**

SUPPLEMENTAL DISCLOSURE:

Interest Expense	$1,188.56
Income Tax	$0.00

See Accompanying Notes

IRISH MAG, INC.

Notes to Financial Statements

March 31, 2006

NOTE A – ORGANIZATION AND NATURE OF BUSINESS

The Company was incorporated September 17, 1979 in the State of Florida. The Company is in the business of providing consulting services in the commercial printing industry.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term securities with a maturity of three months or less to be cash equivalents.

Fixed Assets

Property and equipment are stated at cost. Depreciation on the vehicle is computed using the straight-line method over the estimated useful live of the asset, which is three years. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the corporation to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

The Company generates revenue through a variety of consulting services. The Company provides these services and bills for them on a regular basis. The Company recognizes its revenue when its services are completed and its customers are billed.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes, if and when applicable, related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. Any deferred taxes would represent the future tax return consequences of those differences, which will either be taxable when the assets and liabilities are recovered or settled. The company has loss carryforwards of $20,048.00 which can be carried forward twenty years to offset future taxable income. These losses will expire during the taxable year ending December 31, 2021.

57

NOTE C – NOTE PAYABLE – AMSOUTH BANK

The Note Payable to Amsouth Bank, dated February 25, 2004 in the original amount of $25,088.20, is payable over five (5) years with a fixed interest rate of 6.01%. The note is secured by a corporate vehicle.

Scheduled principal maturities of the mortgage over the next five years are as follows:

Year ending December 31,

2006……………………………………………………….$5,113.00

2007……………………………………………………….$4,524.72

2008……………………………………………………….$ 245.08

2009……………………………………………………….$ 0.00

2010……………………………………………………….$ 0.00

NOTE D – SHAREHOLDER LOANS

Shareholder loans consist of amounts advanced to the Company to fund various working capital needs. These amounts are non-interest bearing and payable on demand subsequent to January 1, 2008.

NOTE E – EARNINGS PER COMMON SHARE

Earnings (Loss) per common share of ($0.01) were calculated based on a net income numerator of ($6,433.28) divided by a denominator of 1,087,500 weighted average shares of outstanding common stock. The denominator was calculated based on the following issuances of common shares during 2006:

January 1, 2006 825,000 common shares outstanding

February 15, 2006 1,350,000 common shares outstanding

NOTE F – TREASURY STOCK

On January 3, 2005 the Company's Board voted to cancel the stock held in treasury and return the shares to authorized but unissued.

NOTE G – FORWARD STOCK SPLIT

On February 15, 2006 the Company's Board received 35 executed stock subscription agreements for the purchase of stock in the corporation at $10.00 per share. After the sale of stock there were 90 shares total issued and outstanding. The Board filed amended and restated articles changing the par value to $0.01 per share resulting in 1000 shares of stock for each share previously owned. This increased the shares issued and outstanding to 90,000 shares total. The Company further ratified and authorized a 15:1 forward stock split that will result in 1,350,000 issued and outstanding shares. All references in these financial statements to amounts per share and number of shares outstanding have been restated to give effect to this stock split.

58

Randall N. Drake, C.P.A., P.A.

1981 Promenade Way

Clearwater, Florida 33760

Phone: (727) 536-4863

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Irish Mag, Inc.

We have audited the accompanying balance sheet of Irish Mag, Inc. as of December 31, 2005 and the related statements of operations, stockholders' equity, and cash flows for the period ended December 31, 2005. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Irish Mag, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/Randall N. Drake, CPA, PA

Randall N. Drake, CPA, PA

Clearwater, Florida

June ~~9~~15, 2006

59

IRISH MAG, INC.

Balance Sheet

December 31, 2005

ASSETS

Current Assets

	Cash & cash equivalents	$34,998.94
		34,998.94

Fixed Assets

	Vehicles	39,121.81
	Accumulated Depreciation	(19,126.22)
		19,995.59

Other Assets

Deferred Tax Asset	1,442.37
	1,442.37

TOTAL ASSETS **56,436.90**

LIABILITIES & STOCKHOLDER'S EQUITY

Liabilities

Current Liabilities

Accounts Payable	2,556.37
Note Payable - Current - NOTE C	5,113.00
Due to Shareholder - NOTE D	5,360.12
	13,029.49

60

Long Term Liabilities

Note Payable - AmSouth Bank (less current portion above) - NOTE C	9,034.27	
	9,034.27	
Total Liabilities	22,063.76	

Stockholder's Equity

Common Stock, $.01 par value, 1,500,000 shares authorized,		
825,000 shares issued & outstanding	550.00	
Paid in Capital	64,510.00	
Retained Earnings	(30,686.86)	
Total Stockholder's Equity	34,373.14	

TOTAL LIABILITIES & STOCKHOLDER'S EQUITY   **$56,436.90**

See accompanying notes.

61

IRISH MAG, INC.

Statement of Income

For the Year Ended December 31, 2005

Revenue $93,966.67

Operating Expenses

Advertising Expense	1,417.00
Audit Services	5,000.00
Auto Expense	4,053.57
Bank Service Charges	68.45
Legal Fees	5,168.75
Dues and Subscriptions	366.33
Accounting Fees	500.00
Insurance - General	3,503.36
Office Expenses	7,626.63
Repairs & Maintenance	644.11
Rent	2,715.66
Telephone	671.71

Meals & Entertainment	4,194.32
Taxes - Other	150.00
Interest Expense	1,188.56
Depreciation	10,432.48
	47,700.93
Net Income Before Income Taxes	$46,265.74

62

Provision for Income Taxes	0.00

Current Year Provision	6,939.86
Less: Net effect of NOL Carryover	(6,939.86)
Deferred Tax Decrease	8,504.73
Provision for Income Taxes	8,504.73
Net Income	$37,761.01

Earnings (loss) per common share:

Net income (loss) per share - NOTE E	$0.05

See accompanying notes.

IRISH MAG, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2005

	Common Stock		Contributed	Retained	Treasury	
	Shares	Amount	Capital	Earnings	Stock	Total
Balances at January 1, 2005	750,000	$1,000.00	$64,510.00	$31,052.13	($100,000.00)	($3,437.87)
-				37,761.01		37,761.01

Net Income (Loss)

5   50.00 $50.00

Capital Stock
Issued

| Cancellation of Treasury Stock | - | (500.00) | | (99,500.00) | 100,000.00 | $0.00 |

NOTE F
~~NOTE F~~

-

Restatement –
Retroactive Effect of
February 16, 2006
Stock Amendment

4,995

-

Restatement –
Retroactive Effect of
February 16,

~~2006 15:1 Stock Split~~

~~70,000~~

-

Balances at December 31, 2005	825,000	$550.00	$64,510.00	($30,686.86)	$0.00	$34,373.14

See accompanying notes.

IRISH MAG, INC.

Statement of Cash Flows

For the Year Ended December 31, 2005

OPERATING ACTIVITIES

Net Income $37,761.01

Adjustments to reconcile Net Income

to net cash provided by operations:

Depreciation Expense   10,432.48

Net (Increase) Decrease in:	
Deferred Tax Asset	8,504.73
Net Increase (Decrease) in:	
Accounts Payable	2,556.37
Net cash provided by Operating Activities	59,254.59

FINANCING ACTIVITIES

Payments to shareholder	(25,750.00)
Capital Stock Issued	50.00
Payments on AmSouth Bank note	(7,647.52)
Net cash used by Financing Activities	(33,347.52)
Net increase (decrease) in cash & cash equivalents	25,907.07
Cash & cash equivalents at beginning of period	9,091.87
Cash & cash equivalents at end of period	$34,998.94

SUPPLEMENTAL DISCLOSURE:

6~~6~~5

Interest Expense	$1,188.56
Income Tax	$0.00

See accompanying notes.

6~~7~~6

IRISH MAG, INC.

Notes to Financial Statements

December 31, 2005

NOTE A – ORGANIZATION AND NATURE OF BUSINESS

The Company was incorporated September 17, 1979 in the State of Florida. The Company is in the business of providing consulting services in the commercial printing industry.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term securities with a maturity of three months or less to be cash equivalents.

Fixed Assets

Property and equipment are stated at cost. Depreciation is computed using straight-line and accelerated methods over the estimated useful live of the asset, which is three years. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the corporation to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

The Company generates revenue through a variety of consulting services. The Company provides these services and bills for them on a regular basis. The Company recognizes its revenue when its services are completed and its customers are billed.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes, if and when applicable, related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. Any deferred taxes would represent the future tax return consequences of those differences, which will either be taxable when the assets and liabilities are recovered or settled. The company has utilized loss carryforwards and unused depreciation carryovers to offset current years taxable income. The company has loss carryforwards of $20,048.00 which can be carried forward to offset future taxable income. These losses will expire during the taxable year ending December 31, 2021.

NOTE C – NOTE PAYABLE – AMSOUTH BANK

The Note Payable to Amsouth Bank, dated February 25, 2004 in the original amount of $25,088.20, is payable over five (5) years with a fixed interest rate of 6.01%. The note is secured by a corporate vehicle.

Scheduled principal maturities of the mortgage over the next five years are as follows:

Year ending December 31,

2006	$5,113.00
2007	$4,524.72
2008	$ 245.08
2009	$ 0.00
2010	$ 0.00

NOTE D – SHAREHOLDER LOANS

Shareholder loans consist of amounts advanced to the Company to fund various working capital needs. These amounts are non-interest bearing and payable on demand subsequent to January 1, 2008.

NOTE E – EARNINGS PER COMMON SHARE

Earnings (Loss) per common share of $0.05 were calculated based on a net income numerator of $37,761.01 divided by a denominator of 789,240 weighted average shares of outstanding common stock. The denominator was calculated based on the following issuances of common shares during 2005:

January 1, 2005	750,000 common shares outstanding
June 23, 2005	825,000 common shares outstanding

NOTE F – TREASURY STOCK

On January 3, 2005 the Company's Board voted to cancel the stock currently held in treasury and return the shares to authorized but unissued.

NOTE G – FORWARD STOCK SPLIT

On February 15, 2006 the Company's Board received 35 executed stock subscription agreements for the purchase of stock in the corporation at $10.00 per share. After the sale of stock there were 90 shares total issued and outstanding. The Board filed amended and restated articles changing the par value to $0.01 per share resulting in 1000 shares of stock for each share previously owned. This increased the shares issued and outstanding to 90,000 shares total. The Company further ratified and authorized a 15:1 forward stock split that will result in 1,350,000 issued and outstanding shares. All references in these financial statements to amounts per share and numbers of shares outstanding have been restated to give effect to this stock split.

6~~8~~

Randall N. Drake, C.P.A., P.A.

1981 Promenade Way

Clearwater, Florida 33760

Phone: (727) 536-4863

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Irish Mag, Inc.

We have audited the accompanying balance sheet of Irish Mag, Inc. as of December 31, 2004 and the related statements of operations, stockholders' equity, and cash flows for the period ended December 31, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Irish Mag, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/Randall N. Drake, CPA, PA

Randall N. Drake, CPA, PA

Clearwater, Florida

June ~~9~~15, 2006

~~70~~69

IRISH MAG, INC.

Balance Sheet

As of December 31, 2004

ASSETS

Current Assets

Cash & Cash Equivalents	$9,091.87
	9,091.87
Fixed Assets	
Vehicles	39,121.81
Accumulated Depreciation	(8,693.74)
	30,428.07
Other Assets	
Deferred Tax Asset	9,947.10
TOTAL ASSETS	$49,467.04

LIABILITIES & STOCKHOLDER'S EQUITY

Liabilities

Current Liabilities

Note Payable - Current - NOTE C	$6,647.50
	6,647.50

Long Term Liabilities

Note Payable - AmSouth Bank (less	
current portion above) - NOTE C	15,147.29

7~~1~~0

Due to Shareholder - NOTE D	31,110.12
	46,257.41
TOTAL LIABILITIES	52,904.91

Stockholder's Equity

Common Stock, $.01 par value, 1,500,000 shares authorized,

750,000 shares issued & outstanding	1,000.00
Paid in Capital	64,510.00
Retained Earnings	31,052.13
Treasury Stock	(100,000.00)
Total Stockholder's Equity	(3,437.87)
	$49,467.04

See accompanying notes.

IRISH MAG, INC.

Statement of Income

For the Year Ended December 31, 2004

Revenue $29,955.53

Operating Expenses

Advertising Expense	289.93
Auto Expense	2,947.25
Bank Service Charges	5.00
Accounting Fees	1,150.00

Insurance - General	5,782.83
Office Supplies & Expenses	3,251.96
Repairs & Maintenance	60.00
Telephone	559.22
Meals & Entertainment	833.67
Taxes - Other	30.96
Interest Expense	1,083.65
Depreciation Expense	8,693.74
	24,688.21

Net Income before Income Taxes	**$5,267.32**

Provision for income Taxes

Current Year Provision	790.20

7~~3~~2

	Less: Net Effect of NOL Carryover	790.10
	Less: Net effect of NOL Carryover Deferred Tax Increase	(2,537.85)
	Provision for Income Taxes	(2,537.85)
Net Income		$7,805.17

Earnings (loss) per common share:

Net income (loss) per share - NOTE E $.01

See accompanying notes.

IRISH MAG, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2004

-

	Common Stock		Contributed	Retained	Treasury	
	Shares	Amount	Capital	Earnings	Stock	Total

Balances at January 1, 2004	~~50~~750,000	$1,000.00	$64,510.00	$23,246.96	($100,000.00)	($11,243.04)
-				7,805.17		7,805.17
Net Income (Loss)						
	750,000	$1,000.00	$64,510.00	$31,052.13	($100,000.00)	($3,437.87)

~~Restatement - Retroactive Effect~~

of February 16, 2006 Stock Amendment

49,950

-

Restatement - Retroactive Effect of February 16, 2006 15:1 Forward Stock Split

700,000

-

Balances at
December 31,
2004

See accompanying notes.

IRISH MAG, INC.

Statement of Cash Flows

For the Year Ended December 31, 2004

OPERATING ACTIVITIES

Net Income $7,805.17

Adjustments to reconcile Net Income

-

to net cash provided by operations:

Depreciation Expense   8,693.74

Net cash provided by Operating Activities   13,961.06

INVESTING ACTIVITIES

Acquisition of fixed assets	(39,121.81)
Net cash provided by Investing Activities	(39,121.81)

FINANCING ACTIVITIES:

Increase in shareholder loans	6,500.00
Proceeds from notes payable	25,088.20
Payments on notes payable	(3,293.41)
Net cash provided by Financing Activities	28,294.79
Net increase (decrease) in cash & cash equivalents	3,134.04
Cash & cash equivalents at beginning of year	5,957.83
Cash & cash equivalents at end of year	9,091.87

SUPPLEMENTAL DISCLOSURE:

Interest Expense	$1,083.65
Income Taxes	$0.00

See accompanying notes.

IRISH MAG, INC.

Notes to Financial Statements

December 31, 2004

NOTE A – ORGANIZATION AND NATURE OF BUSINESS

The Company was incorporated September 17, 1979 in the State of Florida. The Company is in the business of providing consulting services in the commercial printing industry.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term securities with a maturity of three months or less to be cash equivalents.

Fixed Assets

Property and equipment are stated at cost. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the corporation to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

The Company generates revenue through a variety of consulting services. The Company provides these services and bills for them on a regular basis. The Company recognizes its revenue when its services are completed and its customers are billed.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes, if and when applicable, related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. Any deferred taxes would represent the future tax return consequences of those differences, which will either be taxable when the assets and liabilities are recovered or settled. The Company has loss carryforwards and depreciation carryovers of $66,314.00 which can be carried forward to offset future taxable income. These losses will expire during the taxable years ending December 31 2020 through December 31, 2021.

NOTE C – NOTE PAYABLE – AMSOUTH BANK

The Note Payable to Amsouth Bank, dated February 25, 2004 in the original amount of $25,088.20, is payable over five (5) years with a fixed interest rate of 6.01%. The note is secured by a corporate vehicle.

7~~8~~7

Scheduled principal maturities of the mortgage over the next five years are as follows:

	Year ending December 31,	
2005		$6,647.52
2006		$5,113.00
2007		$5,434.41
2008		$4,599.86

2009 $ 0.00

NOTE D – SHAREHOLDER LOANS

Shareholder loans consist of amounts advanced to the Company to fund various working capital needs. These amounts are non-interest bearing and payable on demand subsequent to January 1, 2008.

NOTE E – EARNINGS PER COMMON SHARE

Earnings per common share of $.01 were calculated based on a net income numerator of $5,267.32 divided by a denominator of 750,000 shares of outstanding common stock.

NOTE F - SUBSEQUENT EVENT/FORWARD STOCK SPLIT

On February 15, 2006 the Company's Board of Directors received 35 executed stock subscription agreements for the purchase of stock in the corporation at $10.00 per share. After the sale of stock there were 90 shares total issued and outstanding. The Board filed amended and restated articles changing the par value to $0.01 per share resulting in 1000 shares of stock for each share previously owned. This increased the shares issued and outstanding to 90,000 shares total. The Company further ratified and authorized a 15:1 forward stock split that will result in 1,350,000 issued and outstanding shares. All references in these financial statements to the amounts per share and number of shares outstanding have been restated to give effect to this stock split.

(Outside Back Cover Page Prospectus)

Until _____, 2006 (120 days after the date of this prospectus), all dealers that buy, sell or trade these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

TABLE OF CONTENTS

8079

8~~0~~

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 24. Indemnification of Directors and Officers

Title XXXVI, Chapter 607 of the Florida Statutes permits corporations to indemnify a director, officer or control person of the corporation for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expense. Our Articles of Incorporation do not include such a provision automatically indemnifying a director, officer or control person of the corporation or its stockholders for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such.

Our By-Laws, Article X, Section 3, do permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether or not Florida law would permit indemnification. We have not obtained any such insurance at this time.

We have been advised that it is the position of the Securities and Exchange Commission that insofar as the foregoing provisions may be invoked to disclaim liability for damages arising under the Securities Act of 1933, as amended, that such provisions are against public policy as expressed in the Securities Act and are therefore unenforceable.

Item 25. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by Irish Mag, Inc. in connection with the sale of the securities being registered. All amounts are estimates except the Securities and Exchange Commission registration fee and the Accounting Fees and Expenses:

Registration Fee	$100.00
Federal taxes, state taxes and fees	$0.00
Printing and Engraving Expenses	$2,000.00
Accounting Fees and Expenses	$10,000.00
Legal Fees and Expenses	$25,000.00
Transfer Agent's Fees and Expenses	$2,000.00
Miscellaneous	$2,000.00
Total	**$41,100.00**

We will bear all the costs and expenses associated with the preparation and filing of this registration statement including the registration fees of the selling security holders.

8~~2~~1

Item 26. Recent Sales of Unregistered Securities

Set forth below is information regarding the issuance and sales of Irish Mag, Inc.'s common stock without registration during the last three years. No sales involved the use of an underwriter and no commissions were paid in connection with the sale of any securities. The following securities of Irish Mag, Inc. were issued by Irish within the past three (3) years and were not registered under the Securities Act of 1933:

(a) On December 1, 2005 the Board of Directors authorized the sale of up to sixty (60) additional shares of stock. The company sold thirty-five (35) of the authorized sixty (60) shares and then closed the sale of additional shares. The sale to the following individuals were issued shares from the authorized capital stock for additional paid-in-capital. These shares were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 as the shares were not a part of a public offering. There was no distribution of a prospectus, private placement memorandum, or business plan to the public. Shares were sold to friends, family and personal business acquaintances of the President, John Maguire. Each individual had specific knowledge of the Company's operation that was given to them personally by the President, John Maguire. Each individual is considered educated and informed concerning small investments, such as the $10.00 investment in our company. The sale of the shares occurred between January 29, 2006 and February 15, 2006 to the following individuals. Upon receipt of the executed subscription agreements, the sale of any additional shares was closed by the Board of Directors. The following table gives effect to the forward stock split of 15:1 that occurred on February 15, 2006.

Name of Stockholder	Shares Received	Consideration
Mary Flad	15,000	$10.00 Check Wife of Joseph

Joseph Flad, Jr.	15,000	$10.00 Check Husband of Mary
John Gray	15,000	$10.00 Check
Cheryl G. Andrews	15,000	$10.00 Check
Anthony C. Frese	15,000	$10.00 Check Husband of Barbara
Barbara A. Frese	15,000	$10.00 Check Wife of Anthony
Cynthia M. Carbone	15,000	$10.00 Check Wife of Paul
Paul J. Carbone	15,000	$10.00 Check Husband of Cynthia
Rachel Maguire	15,000	$10.00 Check Daughter-in-Law of President John Maguire
Vicky L. Payne	15,000	$10.00 Check
Vincent A. Maguire	15,000	$10.00 Check Son of President John Maguire

Riley C. Maguire	15,000	$10.00 Check Daughter of President John Maguire
Susan H. Maxim	15,000	$10.00 Check
Tara Dobbins	15,000	$10.00 Check Wife of Scott
Scott Dobbins	15,000	$10.00 Check Husband of Tara
John P. Hartley	15,000	$10.00 Check Husband of Kathleen
Kathleen Hartley	15,000	$10.00 Check Wife of John P.
John C. Hartley	15,000	$10.00 Check Son of John and Kathleen Hartley
Justin C. Boudreau	15,000	$10.00 Check

Pamela J. Thomas	15,000	$10.00 Check
Jarrett P. Leasure	15,000	$10.00 Check
Petie Parnell Maguire	75,000	$50.00 Check Wife of President John Maguire
Lacy Maguire	15,000	$10.00 Check Daughter of President John Maguire
Christiane Stephens	15,000	$10.00 Check Wife of Kenneth
Kenneth Stephens	15,000	$10.00 Check Husband of Christiane
David L. Harding	15,000	$10.00 Check Husband of Lynn
Lynn S. Harding	15,000	$10.00 Check Wife of David
Jon P. Plauche	15,000	$10.00 Check Husband of Jayne
Jayne D. Plauche	15,000	$10.00 Check Wife of Jon
Timothy E. Roney	15,000	$10.00 Check Husband of Sandra

Sandra F. Roney	15,000	$10.00 Check Wife of Timothy

8~~4~~3

Item 27. Index of Exhibits

The following Exhibits are filed as part of this Registration Statement, pursuant to Item 601 of Regulation S-B. All Exhibits are attached hereto unless otherwise noted.

Exhibit No.	Description
3.1*	Amended and Restated Articles of Incorporation
3.2*	By-Laws
5.3	Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.
14*	Code of Ethics

| 23.3 | Consent of Experts and Counsel: Independent Auditor's Consent by Randall N. Drake, C.P.A. |

*Exhibit previously filed

Item 28. Undertakings

(1) The undersigned Registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a twenty percent change in the maximum aggregate offering price set forth in the "calculation of registration fee" table in the effective registration statement.

 (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned Registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the undersigned Registrant according the foregoing provisions, or otherwise, the undersigned Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of St. Petersburg, State of Florida, on June ~~9~~15, 2006.

(Registrant)

IRISH MAG, INC.

By: /s/ John Maguire

John Maguire

President

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Name	Title	Date
/s/John Maguire John Maguire	Principal Executive Officer, Principal Accounting Officer, Chief Financial Officer, Chairman of the Board of Directors	June ~~9~~15, 2006
/s/Petie Parnell Maguire Petie Parnell Maguire	Secretary/Director	June ~~9~~15, 2006
/s/Pamela J. Thomas Pamela J. Thomas	Treasurer/Director	June ~~9~~15, 2006